As Filed with Securities and Exchange Commission on July 20, 2010

SECURITIES AND EXCHANGE COMMISSION

FORM S-1/A

Amendment No. 1 to Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VR HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	8111 (Primary Standard Industrial Classification Code Number)	52-2130901 (I.R.S. Employer Identification No.)

1615 Chester Road, Chester, Maryland 21619 (443) 519-0129 (Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)	Mr. John E. Baker Chief Executive Officer VR Holdings, Inc. 1615 Chester Road, Chester, Maryland 21619 (443) 519-0129 (Name, Address and Telephone Number of Agent for Service)

With a Copy to:
Norman T. Reynolds, Esq.

Norman T. Reynolds Law Firm

3262 Westheimer Road, Suite 234

Houston, Texas 77098

Telephone No.: (713) 503-9411

Telecopier No.: (713) 621-0230

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

i

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer (Do not check if a smaller reporting company)	[X] Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Offering Price Per Share (2)	Aggregate Offering Price	Amount of Registration Fee
Common stock, selling stockholders (3)	26,000,000	$0.10	$2,600,000	$185.38
Common stock, the claimants (4)	5,644,346	$0.10	564,435	40.24
Total	31,644,346		$3,164,435	$225.62

(1)

In the event of a stock split, stock dividend, or similar transaction involving the common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.

(2)

Based on Rule 457 under the Securities Act. The filing fee has already been paid.

(3)

Represents shares held by the selling stockholders.  See “Selling Stockholders.”

(4)

Represents shares to be issued to the claimants.  See “Prospectus Summary – The Offering” and “Plan of Distribution.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ii

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JULY 20, 2010

VR HOLDINGS, INC.

31,644,346 Shares of Common Stock

This prospectus relates to the offering of up to 31,644,346 shares of the common stock of VR Holdings, Inc., a Delaware corporation, $0.000001 par value per share, as follows:

•

The registration for resale of 26,000,000 shares by the selling stockholders identified in this prospectus.  The shares were issued in a private placement of our common stock.  Please refer to “Selling Stockholders” beginning on page 48 of this prospectus.

•

The registration of the issuance of to 5,644,346 shares of our common stock to various claimants identified in this prospectus.  Please refer to “Prospectus Summary – The Offering” beginning on page 1 of this prospectus and “Plan of Distribution.”

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders or the claimants.  We will bear all expenses in connection with the registration of all of the shares of our common stock covered by this prospectus.  We are offering the shares to the claimants without the use of any placement agent.   Since we will be selling our shares directly to the claimants, we will not be paying any underwriting discounts or selling commissions. The offering to the claimants will be by our president, John E. Baker. See "Business - Legal Proceedings."

The offering of our shares to the claimants will terminate on June 30, 2011. There is no minimum number of claimants which must accept our offer. Since will receive no funds in connection with the offering our shares to the claimants, there will be no escrow.

The selling stockholders are offering shares of our common stock.  The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.10 per share until such time as our shares are quoted for sale on the “Pink Sheets” or the OTC Bulletin Board as described in this prospectus, and thereafter, at prices and on terms that will be determined by the then prevailing market price or at privately negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.  For additional information on the methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.”

The selling stockholders and intermediaries through whom the shares of the selling stockholders may be sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.  We have agreed to indemnify the selling stockholders and the claimants against certain liabilities, including liabilities under the Securities Act.

The shares of our common stock are not currently listed for sale on any exchange, although we do plan to attempt to have our shares quoted for sale on the “Pink Sheets” or the OTC Bulletin Board after the effective date of this prospectus.

VR Holdings, Inc. is a "shell company" as defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended. Accordingly, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

THE SECURITIES OFFERED HERBY INVOLVE A HIGH DEGREE OF RISK.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR

DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

The date of this prospectus is ____, 2010

The information in this prospectus is not complete and may be changed.  A registration statement relating to these securities has been filed with the Securities and Exchange Commission.  No one may sell these securities nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

Schedule A, The Creditors of Valley Rivet Company, Inc..........................................................................................Schedule A

Schedule B, The Creditors of Transcolor Corp. Described in
The Cancer Foundation, Inc. v. Cerberus Capital Management, LP....................................................................Schedule B

Schedule C, Other Creditors of Transcolor Corp.  ...................................................................................................Schedule C

iv

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, including the more detailed information regarding VR Holdings, Inc., the risks of purchasing our common stock discussed under “Risk Factors,” and our financial statements and the accompanying notes.  Throughout this prospectus references to “VRH,” “we,” “us” and “our” refer to VR Holdings, Inc., a Delaware corporation, unless otherwise specified or the context otherwise requires.

The Company

VR Holdings, Inc., a Delaware corporation, was incorporated in 1998 to be the parent company of MML, Inc., a Maryland corporation, the parent company of Alleco, Inc., a Maryland corporation, Allegheny Pepsi Cola Bottling Company, a Maryland corporation, Transcolor Inc., a Maryland corporation and its subsidiary Valley Rivet Company, Inc., an Illinois corporation, entities owned by MML, Inc. which was in turn controlled by Morton M. Lapides, Sr. and his family.  In November of 1998, Valley Rivet Company was transferred from being a subsidiary of MML, Inc. to being a direct subsidiary of VR Holdings.  VR Holdings itself has never had any operations or employees but has acted as a holding company only.  As of the date of this prospectus, Alleco, Inc., Allegheny Pepsi Cola Bottling Company, Transcolor Inc., Valley Rivet Company, Inc., and MML, Inc. (collectively, the “VRH Subsidiaries”) are no longer active .  Mr. Lapides, along with his wife are the controlling stockholders of Deoghe Corp., a Maryland corporation, which is the controlling stockholder of VR Holdings.  See “Principal Stockholders.”

Due to a series of events involving alleged illegal practices by various lenders and other parties, VR Holdings lost control of the VRH Subsidiaries and the loss of an estimated $1.6 billion associated with their operations.  As a result, it was decided by the stockholders of VR Holdings to reorganize VRH, change our business plan, and file a law suit against various lenders and related parties to recover the damages allegedly caused by the alleged illegal activities.  See The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, more fully discussed in “Business – Legal Proceedings.”

Going forward our business is expected to consist of a strategy to provide our stockholders with an attractive level of capital growth through investing directly and indirectly in litigation and arbitration cases, claims and disputes. See "Business - Financing Litigation."

There are a number of risks associated with an investment in VRH going forward, many of which are discussed in the sections “Risk Factors” and “Business,” and elsewhere in this prospectus.  Any potential investor should be particularly mindful that we have a limited operating history on which to evaluate our business and that a comparison of our results of operations from period to period is not necessarily meaningful.  Further, our results of operations for any period are not necessarily indicative of our future performance.

For the fiscal year ended September 30, 2009, we generated no revenues and incurred a net loss of $136,063.  As a result, our auditors in their report on our financials for the fiscal year ended September 30, 2009, have expressed substantial doubt about our ability to continue as a going concern.  If we are unable to successfully execute our marketing plans with limited resources, we will not be able to generate enough revenue to achieve and maintain profitability or to continue our operations.

During the six months ended March 31, 2010, we incurred a loss of $174,712 as compared to a loss of $58,563 for the six months ended March 31, 2009.

Our principal executive offices are located at 1615 Chester Road, Chester, Maryland 21619, telephone and telecopier number (443) 519-0129, and email cfausa100@aol.com.  As of the date of this prospectus, we do not have a website, although, we do expect have one soon.  Once our website is established, the information contained in our website shall not constitute part of this prospectus.

The Offering

In the fall of 1998, MML, Inc. was the parent of all of the other VRH Subsidiaries other then Valley Rivet Company, Inc. which was contemplating an acquisition and financing related thereto.  Our bank requested restructuring whereby a new parent would own Valley Rivet and MML, Inc, directly, which in turn would own Transcolor and its subsidiaries and Alleco.  As a result, VR Holdings became the parent of the VRH Subsidiaries in November 1998, with the same owners that owned MML, Inc. prior to the restructuring.

The $1.6 billion in claims stated above are claims of MML, Inc., its subsidiaries, and Valley Rivet Company as they existed before the restructuring. Included, as subsidiaries of MML, Inc., are Transcolor Corp., Alleco, Inc., and Allegheny Pepsi Cola Bottling Company. There are approximately 2,500 claimants in the total claim of $1.6 billion, approximately 2,000 of which are Senior Note holders of Alleco, Inc./Transcolor Corp., who are represented by Marshall & Ilsley Trust Co., the Indenture Trustee in The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, more fully discussed in "Business - Legal Proceedings," and approximately 500 who are general creditors and investors of Valley Rivet Company and Transcolor Corp. VR Holdings is not legally responsible for any of the claims of MML, Inc., its subsidiaries, or Valley Rivet Company, but the board of directors of VR Holdings, in an effort to recoup its damages and those of all prior subsidiaries, has reorganized the company and in order to ensure that some, if not all, potential claims are resolved is offering to exchange the claims of the claimants of MML, Inc., it subsidiaries, and Valley Rivet Company for shares in VR Holdings on the basis of one share of our common stock will be exchanged for each $4.47 of claim. MML, Inc. is a plaintiff in an Illinois State court suit, see The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, more fully discussed in "Business - Legal Proceedings," and if successful, plans to distribute on a percentage basis the proceeds from this suit to all claimants including its parent, VR Holdings. The claimants accepting this exchange will have their claims transferred to VR Holdings.

Valley Rivet Company filed a voluntary bankruptcy proceeding in 2002, with the result being that VR Holdings did not retain any of the assets of Valley Rivet Company. However, VR Holdings did retain the assets of MML, Inc. which had a substantial claim resulting from the Winterland transaction.  See “Business – Legal Proceedings.”

The registration of the issuance of 5,644,346 shares of our common stock to various claimants by means of this prospectus is meant to be in exchange for the claims against VR Holdings or the VRH Subsidiaries by their various creditors, all of whom are referred to as the “claimants” in this prospectus.  See “Business – Legal Proceedings” and the discussion in this section and the below referenced Schedules attached to this prospectus.

The calculation of shares proposed to be issued to the claimants is based upon the original amount owed or due certain parties plus interest accrued at a cumulative annual rate of six percent through December 31, 2007.  The resulting total due was then divided by $4.47 to determine the actual number of shares to be issued.  The value of $4.47 per share was based upon the total estimated claim of VR Holdings which is composed of lost income of VR Holdings and the VRH Subsidiaries, liabilities of VR Holdings at the date of bankruptcy or ceasing of operations, as the case may be, and other related costs such as legal expenses plus an interest assumption.  Before any shares of our common stock are issued to a claimant by means of this prospectus, as described below, the claimant must accept the shares in complete settlement and release of all claims against VR Holdings.

The offer to the claimants will be made directly by our president, John E. Baker to the general creditors and investors of Valley Rivet Company and Transcolor Corp. and Marshall & Ilsley Trust Co., the Indenture Trustee, for the Senior Note Holders of Transcolor Corp./Alleco, Inc. There has been an indication that some of the claimants are interested in accepting shares of our common stock in exchange for their claims. As of the date of this prospectus, we are unable to determine how many of the claimants are likely to accept our offer, inasmuch as we cannot make a formal offer until after the effective date of this prospectus. We will issue shares to the claimants who accept our settlement offer, even if all of the claimants do not accept. There will be no compensation paid to Mr. Baker in connection with the offering of our shares.

As stated above, VR Holdings does not have any legal obligation to offer any of its shares to any of the below described claimants. However, we wish to do so to resolve potential claims against us so that we can move forward with the expectation that our past liabilities, both asserted and unasserted, have been extinguished.

The projected distribution of the 5,644,346 shares to the accepting claimants would be as follows:

•

Up to 2,471,440 shares to be offered and issued to the Senior Note holders of Alleco/Transcolor through their Indenture Trustee at the exchange rate of one share of common stock of VR Holdings for each $4.47 of claim." The claims of Mr. and Mrs. Lapides were assigned to VR Holdings on July 25, 2006 in exchange for 4,608,409 shares of our common stock. Subsequently, Mr. Morton M. Lapides Sr. assigned all of his interest in the shares to Mrs. Lapides. See The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, more fully discussed in "Business - Legal Proceedings."

•

Up to 1,659,395 shares to be offered and issued to the creditors of Valley Rivet Company, Inc. at the exchange rate of one share of common stock of VR Holdings, Inc. for each $4.47 of claim, as shown on Schedule A to this prospectus. Valley Rivet Company was previously a subsidiary of VR Holdings.

•

Up to 777,725 shares to be offered and issued to the creditors of Transcolor Corp. at the exchange rate of one share of common stock of VR Holdings, Inc. for each $4.47 of claim as described in The Cancer Foundation, Inc. v. Cerberus Capital Management, LP pending in the Circuit Court of Cook County, Illinois under Cause No. 09 L 004607 more fully described in "Business Legal- Proceedings." The creditors are shown on Schedule B to this prospectus.

•

Up to 735,786 shares to be offered and issued to investors, lenders, and other claimants for funds advanced to Transcolor Corp. at the exchange rate of one share of common stock of VR Holdings, Inc. for each $4.47 of claim as shown on Schedule C to this prospectus.

There is no minimum number of shares which must be issued to the claimants. Therefore, the claimants will not know how many of our shares will ultimately be issued. If only a few of the claimants accept our shares, they may end up holding shares in a company that does not enough funding to ensure that its operations may continue or with no market value for its shares. Although VR Holdings has no legal obligation to the claimants, our ability to continue operations depends to a large degree on the success of our litigation efforts, since we are not planning on raising any funds by means of this offering or any other fund raising activities. If we are not successful in our litigation efforts, our proposed business will most likely fail. See "Business - Legal Proceedings."

In addition, we are registering for resale, 26,000,000 shares of our common stock held by two selling stockholders.  See “Selling Stockholders.”

Common stock offered	Up to 31,644,346 shares.
Common stock to be outstanding after this offering	399,752,689 shares.
Use of proceeds	We will not receive any proceeds from the issuance of our common stock to the claimants or the sale of shares of the selling stockholders. See “Use of Proceeds” of this prospectus.
Trading symbol

The shares of our common stock are not currently listed for sale on any exchange.  We plan to attempt to have our shares quoted for sale on the “Pink Sheets” or OTC Bulletin Board after the effective date of this prospectus.

Risk factors	An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Intentionally Left Blank.

RISK FACTORS

This investment has a high degree of risk.  Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus.  If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down.  This means you could lose all or a part of your investment.

Risks Relating to Our Business

We are a holding company of several affiliated companies, with no operating businesses.

We have no recent operating history upon which you can evaluate our business and prospects.  You must consider the risks and uncertainties frequently encountered by companies whose business deals with litigation.  If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

Although we were incorporated in 1998, we have no recent operating history, and have no recent revenue to date.  We cannot forecast with any degree of certainty whether any of our proposed litigation services will ever generate revenue or the amount of revenue to be generated.  In addition, we cannot predict the consistency of our quarterly operating results.  We are currently involved in one lawsuit more fully described in “Business - Legal Proceedings.”  If we are successful in the litigation, we plan on utilizing the proceeds to be received to fund our operations.  If we are not successful in the litigation, or if we receive only a minimal amount, we will not have sufficient money to fund our proposed operations.  In such event, we will have to raise capital either through equity or debt offerings. As of the date of this prospectus, we must raise at least $100,000 through our litigation efforts, equity or debt offerings to fund our operation for the next 12 months.

Factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

•

Our ability to be successful in litigation in which we might invest;and

•

Unanticipated delays or cost increases.

We need to hire specialized personnel.

Although we are committed to the continued development and growth of our business, we will need to engage specialized key personnel, such as underwriters and legal personnel, to assess risks of investing in lawsuits and structured settlements, to assist VRH in the execution of our business, inasmuch as John E. Baker, our chief executive officer, does not possess the requisite level of expertise to perform such functions. Further, Mr. Baker will not devote his entire working efforts to our business, since he is currently employed as chief financial officer and treasurer of Inware Technologies, Inc. It is possible that we will not be able to locate and hire such specialized personnel on acceptable terms.

We may have difficulty in attracting and retaining management and outside independent members to our board of directors as a result of their concerns relating to their increased personal exposure to lawsuits and stockholder claims by virtue of holding these positions in a publicly held company, if we should become a publicly held company.

We anticipate that our shares of common stock will become publicly traded on either the Pink Sheets or on the Over-the–Counter Bulletin Board (the “OTCBB”) discussed below.  The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and stockholder claims, as well as governmental and creditor claims which may be made against them, particularly in view of recent changes in securities laws imposing additional duties, obligations and liabilities on management and directors.  Due to these perceived risks, directors and management are also becoming increasingly concerned with the availability of directors and officers’ liability insurance to pay on a timely basis the costs incurred in defending such claims.  We currently do not carry limited directors and officers’ liability insurance.  Directors and officers’ liability insurance has recently become much more expensive and difficult to obtain.  If we are unable to provide directors and officers’ liability insurance at affordable rates or at all, it may become increasingly more difficult to attract and retain qualified outside directors to serve on our board of directors.

We may not be successful in our current litigation.

As disclosed in our financial statements attached to this prospectus, we have liabilities of $7,725,456, which are the subject matter of the various lawsuits described in this prospectus.  Our ability to continue operations depends to a large degree on our success in exchanging our debts with the claimants for shares of our common stock.  If we are not successful in our litigation efforts or we are unable to secure exchanges of our stock for debt with the claimants, we will continue to owe a substantial sum of money, which we cannot repay.  See “Business – Legal Proceedings.”

As described elsewhere in this prospectus, we are relying on the successful outcome of our litigation to fund our future operations, since we are not planning on raising any funds by means of this offering or any other fund raising activities.  If we are not successful in our litigation efforts, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

Paucity of U.S. case law.

The paucity of U.S. case law addressing the legality of investing in and assigning federally- registered intellectual property claims leaves considerable uncertainty as to the propriety of such investments in United States jurisdictions.  Certain U.S. courts have voided investments in cases involving federally-registered intellectual property claims as champertous.  Accordingly, there is a risk that a U.S. court could find VRH’s investment in any federally-registered intellectual property claims (or any other claims) champertous and render void the investment.

Inability to locate investments.

The success of VRH will be dependent upon, inter alia, our identification, making, and management of, and realization on, suitable investments in litigation and arbitration cases.  As at the date of this prospectus, we have not identified a sufficient number of claims in which to invest any of our proposed capital, and we may not be able to identify, in a timely fashion or at all, a sufficient number of suitable investments in claims that meet the diversification and underwriting requirements of VRH and that are in jurisdictions where such investments are permitted.

Initial and/or future investments may be delayed or made at a relatively slow rate because among other things:

•

We intend to conduct due diligence prior to making an investment;

•

We may conduct extensive negotiations in order to facilitate an investment;

•

Attractive investments may not be identified or available at the rate currently anticipated by us due to competition from other investors or other factors; and

•

Only investments in jurisdictions where VRH receives a reasoned legal opinion to the effect that such an investment will not breach laws or professional ethics rules, will be considered.

It may, therefore, take a significant amount of time to invest VRH’s capital fully and a significant proportion of our capital may not be invested in investments for an indefinite period.  There is no obligation on VRH to invest any of our capital within a certain time period.

Our business model depends upon referral relationships.

Our investment strategy means that we will rely to a very significant extent on maintaining active communication with legal professionals in order to provide us with opportunities for investment.  If VRH fails to maintain relationships with key legal professionals or such professionals perceive VRH’s proposed investment may make the particular claim susceptible to challenge or VRH fails to establish strong referral relationships with other sources of investment opportunities, we will not be able to grow our portfolio and achieve our investment objective.  In addition, persons with whom we may form relationships will not be obliged to provide VRH with investment opportunities and, therefore, it is possible we will not be able to locate investments.

The cases in which VRH may invest may not be successful.

The cases in which VRH may invest, either directly or through loans to law firms, may not be successful or pay the returns targeted by us.  If any of the cases, claims or disputes in which we might invest, either directly or through loans to law firms, are unsuccessful or produce investment returns below those expected by us, the market price of our shares could be materially adversely affected.

VRH could be liable for the defendant’s costs and fees in a “loser pays system.”

In the event an investment is made by VRH in a claim pending in a jurisdiction with a ‘‘loser pays system,’’ VRH could be liable for the defendant’s costs and fees in the relevant case.  Even though VRH is likely to seek to purchase insurance against this event, we may not be able to locate such insurance on a commercially acceptable basis, or at all, or if purchased, in an amount adequate to cover costs assessed, which could result in a loss to VRH.  In the United States, costs are sometimes awarded against a loser in litigation; therefore, similar losses based on adverse costs awards could also result from investments here.  There are also laws in the U.S. which create liability for plaintiffs who are determined by a court to have brought litigation that is frivolous or groundless.  Although VRH plans to avoid investments in frivolous or groundless cases, VRH could be subject to losses if such a case (involving a direct investment or a loan by VRH) were determined by a court of competent jurisdiction to have been brought or supported by VRH.

Underwriting errors.

We may fail to correctly apply underwriting criteria applied to an investment, or may fail to account for a material risk factor to which an investment is subject.  The cases in which VRH may directly invest or finance through loans may be unsuccessful, take considerable time (whether because of appeals or otherwise) or result in a distribution of cash, new security or other assets, the value of which may be less than the investment to be made by VRH.  It may not be possible to dispose of any such security or other asset received for legal or professional ethics reasons.  VRH may incur additional costs in effecting a disposal of any such security or other assets.  Each of these matters could have a material adverse impact on the anticipated value of such investment.

Legislative actions are likely to impact our future financial position and results of operations.

We are currently a privately-held company.  However, we intend to file a Form 211 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow us to have our shares of common stock to be traded on the OTCBB and the “Pink Sheets.”  As of the date of this prospectus, we have not received authorization for the trading of our shares.

The Pink Sheets is an electronic quotation system operated by Pink OTC Markets that displays quotes from broker-dealers for many over-the-counter (OTC) securities.  These securities tend to be inactively traded stocks, including penny stocks and those with a narrow geographic interest.  Market makers and other brokers can use Pink Quote to publish their bid and ask quotation prices.  The term Pink Sheets is also used to refer to a market tier within the current Pink Quote system.  The Pink Sheets is not a stock exchange.  To be quoted in the Pink Sheets, companies do not need to fulfill any requirements (e.g., filing financial statements with the Securities and Exchange Commission).  With the exception of foreign issuers, mostly represented by ADRs, the companies quoted in the Pink Sheets tend to be closely held, extremely small, thinly traded, or bankrupt.  Most do not meet the minimum U.S. listing requirements for trading on a stock exchange such as the New York Stock Exchange.  Many of these companies do not file periodic reports or audited financial statements with the SEC, making it very difficult for investors to find reliable, unbiased information about those companies.  For these reasons, companies listed on Pink Sheets are the most risky investments and potential investors should heavily research the companies in which they plan to invest.

By means of a registration statement included with this prospectus which is filed with the SEC, we will seek to issue shares of our common stock to various creditors of VRH .  See “Prospectus Summary – The Offering” and “Plan of Distribution.”  Upon the effectiveness of the registration statement, we will be subject to the Exchange Act, and the reporting and regulatory requirements of the Exchange Act, including the Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives which will increase our general and administrative costs as we will have to incur increased legal and accounting fees to comply with such rule changes.

Risks Relating to Our Stock

Deoghe Corp. owns approximately 79.8 percent of our common stock.  This concentration of ownership could discourage or prevent a potential takeover of VR Holdings that might otherwise result in your receiving a premium over the market price for your common stock.

Deoghe Corp., owned and controlled by the family of Mr. Morton M. Lapides, Sr., owns 314,681,091 shares of our common stock, which represent approximately 79.8 percent of our issued and outstanding common stock as of the date of this prospectus.  The result of the ownership of our common stock by Deoghe Corp. is that it has voting control on all matters submitted to our stockholders for approval and is able to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions.  Additionally, this concentration of voting power could discourage or prevent a potential takeover of VR Holdings that might otherwise result in your receiving a premium over the market price for your common stock.

If we become a publicly traded company, in the event that your shares become free-trading, our common stock will most likely be thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

If our shares become publicly traded, our common stock will be sporadically or “thinly-traded” on the Pink Sheets, and possibly on the OTCBB, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or nonexistent.  This situation will be attributable to a number of factors, including the fact that we are a small company which will be relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a mature issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that trading levels will not continue.

Even if our shares become publicly traded, your shares may not be “free-trading.”

Investors should understand that their shares of our common stock will not become “free-trading” merely because VRH is a publicly-traded company.  In order for the shares to become “free-trading,” the shares must be registered, or entitled to an exemption from registration under applicable law.  See “Shares Eligible for Future Sale.”

If our shares become publicly traded, the market price for our common stock will most likely be particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of net revenues which could lead to wide fluctuations in our share price.  The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market.

If our shares become publicly traded, the market for our common stock will most likely be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future.  As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction.  The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price.

Secondly, we will most likely be a speculative or “risky” investment due to our dependence on success of our litigation and the litigation in which we invest.  As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

If our shares become publicly traded, the following factors may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel.  Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance.  We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain the current market price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

If our shares become publicly traded, volatility in our common stock price may subject VRH to securities inquiries.

If our shares become publicly traded, the market for our common stock will most likely be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price would be more volatile than a seasoned issuer for the indefinite future.  In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities.  We may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We may need to raise additional capital.  If we are unable to raise necessary additional capital, our business may fail or our operating results and our stock price may be materially adversely affected.

Because we are a newly operational company, we need to secure adequate funding.  We hope to be able to fund our operations in part if our current ligation is successful.  See “Business - Legal Proceedings.”  If our litigation is not successful, we will need to raise the necessary capital through equity or debt offerings, which may reduce the value of our outstanding securities.  We may be unable to secure additional financing on favorable terms or at all.

Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders.  If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility.  If we are unable to obtain adequate financing, we may have to curtail our litigation and our business would fail.

Our issuance of additional common stock in exchange for services or to repay debt would dilute your proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

Our board of directors may generally issue shares of common stock to pay for debt or services, without further approval by our stockholders based upon such factors as our board of directors may deem relevant at that time.  It is likely that we will issue additional securities to pay for services and reduce debt in the future.  It is possible that we will issue additional shares of common stock under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification rights for our directors, officers and employees may result in substantial expenditures by VRH and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to VRH and our stockholders.  Our bylaws also require us to indemnify our officers and directors.  We may also have contractual indemnification obligations under our agreements with our directors, officers and employees.  The foregoing indemnification obligations could result in VRH incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup.  These provisions and resultant costs may also discourage VRH from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit VRH and our stockholders.

Absence of dividends.

We have never paid or declared any dividends on our common stock.  Likewise, we do not anticipate paying, in the near future, dividends or distributions on our common stock or our common stock to be sold in this offering.  Any future dividends will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, our financial requirements for future operations and growth, and other facts as we may then deem appropriate.

Our directors have the right to authorize the issuance of additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our certificate of incorporation and without further action by our stockholders, have the authority to issue shares of common stock from time to time.  Should we issue additional shares of our common stock at a later time, each investor’s ownership interest in our stock would be proportionally reduced.  No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

If our shares become publicly traded and our shares are traded on the Pink Sheets or OTCBB, and we fail to remain current in our reporting requirements, we could be removed from the OTCBB, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board and some trading on the Pink Sheets must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the Pink Sheets and OTC Bulletin Board.  If our shares become publicly traded and our shares are traded on the OTC Bulletin Board, and we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

If our shares become publicly traded, our common stock will most likely be subject to the “penny stock” rules of the Securities and Exchange Commission, and the trading market in our common stock will be limited, which would make transactions in our stock cumbersome and may reduce the investment value of our stock.

If our shares become publicly traded, our shares of common stock will most likely be “penny stocks” because they most likely will not be registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act.  For any transaction involving a penny stock, unless exempt, the rules require:

•

That a broker or dealer approve a person’s account for transactions in penny stocks; and

•

That the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

•

Sets forth the basis on which the broker or dealer made the suitability determination; and

•

That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules.  This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include:

•

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•

Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

•

Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

•

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, if our shares become publicly traded, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.  The occurrence of these patterns or practices could increase the volatility of our share price.

VR Holdings is classified as a “shell company” under the Exchange Act.

VR Holdings is a “shell company” as defined by Rule 12b-2 promulgated under the Exchange Act.  Accordingly, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

A “shell company” means a registrant, other than an asset-backed issuer, that has:

•

No or nominal operations; and

•

Either, (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The provisions of Rule 144(i) providing for the six month holding period are not available for the resale of securities initially issued by a “shell company.”

Notwithstanding paragraph (i)(1) of Rule 144, if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports, and has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC.

The term “Form 10 information” means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144.  The Form 10 information is deemed filed when the initial filing is made with the SEC.

VRH has filed Form 10 information by virtue of the filing of the registration statement with respect to this prospectus.  Consequently, the investors in our common stock whose shares are not registered for resale by means of this prospectus and who are still subject to the requirements of Rule 144 will be able to sell their shares one year after the filing of the registration statement of which this prospectus is a part assuming the investors have met all of the other requirements of Rule 144, absent a registration statement or other exemption from registration as discussed in this prospectus.

In order for Rule 144 to be available, VRH must have certain information publicly available.  We plan to publish information necessary to permit transfer of shares of our common stock in accordance with Rule 144 of the Securities Act, inasmuch as we have filed the registration statement with respect to this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus, we make a number of statements, referred to as “forward-looking statements” which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results.  We note, however, that these forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to VRH and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances.

You can generally identify forward-looking statements through words and phrases such as “seek,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “budget,” “project,” “may be,” “may continue,” “may likely result,” and similar expressions.  When reading any forward-looking statement you should remain mindful that all forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of VRH, and that actual results or developments may vary substantially from those expected as expressed in or implied by that statement for a number of reasons or factors, including those relating to:

•

Whether or not markets for our services develop and, if they do develop, the pace at which they develop;

•

Our ability to attract and retain the qualified personnel to implement our growth strategies;

•

Our ability to fund our short-term and long-term financing needs;

•

General economic conditions;

•

Changes in our business plan and corporate strategies; and

•

Other risks and uncertainties discussed in greater detail in the sections of this prospectus, including those captioned “Risk Factors” and “Business.”

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning VRH and our business made elsewhere in this prospectus.  You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.  We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances unless and to the extent required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this prospectus to the claimants or the selling stockholders.  See “Selling Stockholders” and “Plan of Distribution.”

MARKET PRICE OF AND DIVIDENDS ON OUR

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of the date of this prospectus, the shares of our common stock are not quoted for sale on any public market.  We currently have 394,108,343 shares of our common stock issued and outstanding, which are held of record and beneficially owned by 105 persons.

As for our shares which we have agreed to issue to the claimants and register for resale by means of this prospectus and our shares which may be sold subject to the provisions of Rule 144 under the Securities Act, please see “Prospectus Summary – The Offering,” “Selling Stockholders,” and “Shares Eligible for Future Sale.”

Dividends

We have not paid or declared any dividends on our common stock, nor do we anticipate paying any cash dividends or other distributions on our common stock in the foreseeable future.  Any future dividends will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, if any, our financial requirements for future operations and growth, and other facts as our board of directors may then deem appropriate.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans as of the date of this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010.

This information should be read in conjunction with our Management’s Discussion and Analysis or Plan of Operation and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

We had net losses of $136,063 for the year ended September 30, 2009 and $174,712 for the six months ended March 31, 2010 included in the accumulated deficit in the table below.

	March 31, 2010
	Actual	As Adjusted (1)
Common stock, $0.000001 par value per share; 550,000,000 shares authorized, 399,752,689 and 419,752,689 shares issued and outstanding, as adjusted	$ 394	$ 399
Additional paid-in capital	8,544,782	10,448,450
Deficit accumulated during development stage	(777,677)	(781,371)
Accumulated deficit	(15,492,955)	(15,492,955)
Total stockholders’ equity (deficit)	(7,725,456)	(5,825,456)
Total capitalization (deficiency)	(7,725,456)	(5,825,456)

___________

(1)

Reflects the sale of: up to 5,644,346 shares to the claimants with offering costs of $100,000.  See “Prospectus Summary – The Offering.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated selected financial data are derived from our consolidated financial statements for the years ended September 30, 2009 and 2008, which have been audited by GBH CPAs, PC, independent registered public accounting firm, and the unaudited consolidated financial statements for the six months ended March 31, 2010 and 2009 and are included elsewhere in this prospectus.  The data set forth below should be read in conjunction with our Financial Statements and Notes thereto included elsewhere in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

	Years Ended September 30,		Six Months Ended March 31,
	2009	2008	2010	2009
			(Unaudited)	(Unaudited)
Revenue	$ –	$ –	$ –	$ –
General and administrative expenses	38,063	15,000	125,846	9,697
Interest expense	98,000	98,000	48,866	48,866
Net loss	$ 136,063	$ 113,000	$ 174,712	$ 58,563

DILUTION

Prior to this offering, we have 394,108,343 shares of our common stock issued and outstanding, of which 26,000,000 are being registered by some our current stockholders in this prospectus.

The following table reflects the possible dilution between the price paid by present stockholders and the price to be paid by subscribers to this offering as of March 31, 2010:

	Average Consideration	Percentage Of Consideration 25% Subscription	Percentage Of Consideration 50% Subscription	Percentage Of Consideration 75% Subscription	Percentage Of Consideration 100% Subscription	Total Consideration and Number of Shares Issued
Current stockholders	$0.02	91%	84%	78%	73%	$8,477,176 394,108,343
Investors in this offering	$0.10	9%	16%	22%	27%	$3,164,435 31,644,346

The following table will show the net tangible value of the shares as of March 31, 2010 before and after shares are subscribed in this offering:

	Before Offering	25% of Offering	50% of Offering	75% of Offering	100% of Offering
Net Tangible Book Value Per Share	$(0.019)	$(0.017)	$(0.015)	$(0.013)	$(0.01)
Increase in Net Tangible Book Value for Current Investors	N/A	$0.002	$0.004	$0.006	$0.009
Dilution Factor to New Investors	N/A	$(0.117)	$(0.115)	$(0.113)	$(0.11)

The above table indicates that our net tangible book value per share is currently $(0.019).  If 25 percent of this offering were subscribed to, you would lose $0.117, or 117 percent of the $0.10 you paid per share.  If 50 percent of this offering were subscribed to, you would lose $0.115, or 115 percent of the $0.10 you paid per share.  If 75 percent of this offering were subscribed to, you would lose $0.113, or 113 percent of the $0.10 you paid per share.  If 100 percent of this offering were subscribed to, you would lose $0.11, or 110 percent of the $0.10 you paid per share.

“Dilution” means the difference between our public offering price of $0.10 per share and our pro-forma net tangible book value per share after giving effect to this offering.  Net tangible book value per share is determined by dividing the tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding.  The above table shows the net tangible book value of our shares both before and after the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion reflects our plan of operation.  This discussion should be read in conjunction with the financial statements which are attached to this prospectus.  This discussion contains forward-looking statements, including statements regarding our expected financial position, business and financing plans.  These statements involve risks and uncertainties.  Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Since the business previously operated by VRH no longer has any relevance, the discussion which follows relates primarily to our proposed business of investing in litigation and arbitration cases, claims and disputes.  Therefore, unless the context otherwise suggests, “we,” “our,” “us,” and similar terms, as well as references to “VRH or VR Holdings,” all refer to VRH as of the date of this prospectus.  See “Business.”

Seasonality

Our proposed business is not subject to seasonality.

Impact of Inflation

General inflation in the economy has driven the operating expenses of many businesses higher.  We will continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls.  While we are subject to inflation as described above, our management believes that inflation currently does not have a material effect on our operating results.  However, inflation may become a factor in the future.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported.  Note 1 of Notes to Financial Statements describes the significant accounting policies used in the preparation of the financial statements.  Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition or results of operations.  Specifically, critical accounting estimates have the following attributes:

•

We are required to make assumptions about matters that are highly uncertain at the time of the estimate; and

•

Different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty.  We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances.  These estimates may change as new events occur, as additional information is obtained and as our operating environment changes.  These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known.  Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

In preparing our financial statements to conform to accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes.  These estimates include useful lives for fixed assets for depreciation calculations and assumptions for valuing options and warrants.  Actual results could differ from these estimates.

Results of Operations

Year Ended September 30, 2009 Compared to Year Ended September 30, 2008.

Revenues.  We had no revenues for the years ended September 30, 2009 and 2008.

General and Administrative Expenses.  Our general and administrative expenses increased from $15,000 in 2008 to $38,063 in 2009.  This increase was primarily the result of common shares valued at $17,018 issued to attorneys for services.

Net Loss.  Our net loss increased to $136,063 for 2009 from $113,000 for 2008.

Six Months Ended March 31, 2010 Compared to Six Months Ended March 31, 2009.

Revenues.  We had no revenues for the six months ended March 31, 2010 and 2009.

General and Administrative Expenses.  Our general and administrative expenses increased from $9,697 in 2009 to $125,846 in 2010.  This increase was primarily the result of professional fees incurred in connection with the litigation and the registration of our common shares.

Net Loss.  Our net loss increased to $174,712 for 2010 from $58,563 for 2009.

Liquidity and Capital Resources

Our primary source of liquidity has been expenses paid by The Cancer Foundation, which were primarily legal and accounting fees.  As of March 31, 2010, we had $0 in cash and cash equivalents.

As of March 31, 2010, our subsidiaries had outstanding liabilities of $7,725,456, all of which is past due or payable within 12 months.  VR Holdings does not have any liability with respect to the liabilities.  However, we will attempt to reduce, if not satisfy this entire amount by offering our shares to the claimants, in exchange for a full release of all accepting claimants.  We also are attempting to obtain funds in the successful conclusion of our lawsuit.  See “Business – Legal Proceedings.”  There is no likelihood that we can refinance the amount or extend the due date of the claims against our subsidiaries.  In the event that we are unsuccessful in our litigation, we would be required to raise additional equity capital.

By becoming a public company, VRH believes it will have the opportunity of raising funds in the public market as well as giving its stockholders the opportunity and means by which stockholders may buy or sell shares in VRH.  With the opportunity to raise additional funds, VRH will be able to increase its capital resources and thereby be able to increase its investments in legal actions.  This in turn will tend to increase operating results of VRH and give VRH the opportunity to generate operating profits for the benefit of VRH and its stockholders.  At the same time, being a public company, VRH gives the individual stockholder the opportunity to buy or sell shares of VRH.  By selling shares, the individual stockholder can generate funds and have liquidity.   Since VRH has no operating history and has no experience in selling its shares in the public market, it has no historical trends to use to base projections and cannot forecast it operating results or how its shares will be valued in the market place.  If VRH does not raise additional capital and/or does not generate profitable operations, VRH’s shares of common stock are likely to be adversely affected and have little or no value.  See “Risk Factors” for additional information concerning the operations of VRH.

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts. If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.   We estimate that we will need at least $100,000 to funds our operations over the next 12 months. The majority of these funds will be spent to fund the current ligation that has been filed. Recently, The Cancer Foundation, Inc., a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder, has made capital contributions of money to pay our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.

Quantitative and Qualitative Disclosures About Market Risk

We conduct all of our transactions in U.S. dollars. We are therefore not directly subject to the risks of foreign currency fluctuations and do not hedge or otherwise deal in currency instruments in an attempt to minimize such risks.

Controls and Procedures

The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within VRH have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Disclosure and Controls and Procedures.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this prospectus.  The evaluation was undertaken in consultation with our accounting personnel.  Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are currently effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  As we develop new business or if we engage in an extraordinary transaction, we will review our disclosure controls and procedures and make sure that they remain adequate.

Changes in Internal Controls over Financial Reporting.  There were no changes in the internal controls over our financial reporting that occurred during the period covered by this prospectus that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This prospectus does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this prospectus.

Stock-Based Compensation

We recognize compensation cost for stock-based awards based on the estimated fair value of the award on date of grant.  We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period.

Recently Issued Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165” or ASC 855).  SFAS 165 (ASC 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  SFAS 165 (ASC 855) sets forth (1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 (ASC 855) was effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS 168” or ASC 105-10).  The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  SFAS 168 (ASC 105-10) was effective for interim and annual periods ending after September 15, 2009.  All existing accounting standards are superseded as described in SFAS 168.  All other accounting literature not included in the Codification is non-authoritative.  The Codification did not have a significant impact on our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

BUSINESS

Company Overview

VR Holdings, Inc., a Delaware corporation, was incorporated in 1998 to be the parent company of a group of entities owned by MML, Inc. which was in turn controlled by Morton M. Lapides, Sr. and his family.  The companies included in this consolidation were MML, Inc., Transcolor Corp., Valley Rivet Company, Alleco, Inc. and Allegheny Pepsi Cola Bottling Company.  VR Holdings, Inc. itself has never had any operations or employees but acted as a holding company only.

During the period from 2003 to 2006, through an investigation instituted by The Cancer Foundation, Inc., a charitable foundation resulting from the merger in 2006 of the Lapides Brothers Foundation, founded by the uncles and father of Mr. Morton M. Lapides, Sr. in 1968 and Citizens For a Cancer Free America, along with Mr. Lapides Sr., it was determined by The Cancer Foundation, Inc. and others that certain lenders, through alleged illegal practices, had taken advantage of Mr. Lapides, Sr. and other creditors and stockholders of VR Holdings to gain control of a certain operating subsidiary while Mr. Lapides was undergoing treatment for life threatening pancreatic cancer.  These alleged illegal practices resulted in VR Holdings losing control of various operating subsidiaries and allegedly ultimately causing VR Holdings to lose an estimated $1.5 billion associated with these operations.  As a result, it was decided by the stockholders of VR Holdings to reorganize the ownership of the company and to file a law suit against the lenders and related parties to recover the damages caused by the lender’s alleged illegal activities.

Our business going forward is expected to consist of a strategy to build a diversified portfolio of investments in various legal claims and to provide our stockholders with an attractive level of capital growth through investing directly and indirectly in litigation and arbitration cases, claims and disputes.  See “Business - Financing Litigation.”

Financing Litigation

One of the objectives of VRH is to build a diversified portfolio of investments in claims and to provide our stockholders with an attractive level of capital growth through investing directly and indirectly in litigation and arbitration cases, claims and disputes.  It is expected that these investments will initially be made in the United States.

VRH intends to invest approximately 50 percent of our available funds through loans to law firms to finance legal fees and costs in connection with active participation in claims (through co-counsel agreements with other lawyers). The remainder of our available funds will be kept in reserve to fund our ongoing operations.

Investments by way of loans to law firms will be made when:

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A direct investment by VRH is not possible or preferred because (for example) it is not permitted for legal or ethical reasons; and

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In instances where it is not practicable to get all plaintiffs individually to agree to a direct investment.

The ultimate goal of VRH is to be a leading source of value-added and direct financing for large claims in complex litigation and arbitration worldwide where such financing is considered to be lawful and permitted under local law and rules on professional ethics.

The Market

We believe that statistics on the litigation marketplace in the U.S. are scarce, except with relation to the insurance industry and the related area of tort claims.  According to the U.S. Bureau of Economic Analysis (BEA), over $180 billion was spent in 2005 on ‘‘legal services’’ in the United States.  A 2002 White House Council of Economic Advisers report estimated that the cost of legal fees and penalties as a percentage of U.S. GDP was more than double that in other industrialized countries.  The White House Council of Economic Advisors report also indicated that, in 2000, approximately $30 billion was spent on plaintiff’s lawyers to prosecute tort claims and that over $75 billion was paid in damages to tort claimants.

Historically, legal and ethical concerns about third parties profiting from investments in litigation have restricted the growth of litigation financing.  We consider that the ability of a plaintiff to fund part of its case in cash and part on a contingent fee basis may act as an incentive for plaintiffs to generate cash for a portion of their interest in a claim, which allows them to negotiate a lower contingent fee percentage with their lawyers.

Contingent fees (with the law firms being remunerated by reference to a percentage of the proceeds of the litigation or arbitration) are specifically allowed by statute in a number of U.S. states.   For example, in Texas lawyers’ contingent fees range between 25 percent and 33 percent of the plaintiff’s total recovery in a case undertaken on a ‘‘no win, no fee’’ basis.

Competition

A number of U.S. companies already exist which purchase claims directly from individual plaintiffs in the U.S. or provide loans to law firms secured by an interest in the law firm’s portfolio of contingent fee cases or interests in a particular case.  We believe that a growing number of U.S. companies have targeted investments in intellectual property claims and cases.

Investment Objective and Policy

VRH intends to invest in a wide variety of arbitration and litigation claims.  The investment objective of VRH is to build a diversified portfolio of investments in claims and to provide our stockholders with an attractive level of capital growth through investing directly and indirectly in litigation and arbitration cases, claims and disputes.

VRH will seek to meet its investment and yield objectives through investing in large claims, typically where the total recoveries sought exceed $2,000,000.  Except where specifically approved by our board of directors, no single investment of VRH will exceed $1,000,000.  We anticipate that we will consider or examine several investment opportunities for every investment that is actually funded.

Investment opportunities will be selected using underwriting criteria to be developed as set out below.  We will seek to achieve diversification of investments by industry, jurisdiction, claim size and expected time-to-return, although most investments will be long-term with an expected return within two to five years of investment.

Investments will be structured as loans when a direct investment by VRH is not possible because (for example) it is not clearly permitted for legal or ethical reasons, in instances where it is not practicable to get all plaintiffs individually to agree to a direct investment.

 As at the date of this prospectus, VRH has not made (nor entered into any commitment to make) any direct or indirect investments.

Direct Investments

VRH intends to make direct investment in a variety of different claims, including but not limited to the following:

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Property damage, defaulted debt, breach of contract, insurance, antitrust, indemnification, subrogation, environmental liability, securities, expropriation and government taking, unregistered intellectual property and other business claims (‘‘Business Claims’’); and

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Claims and interests involving registered intellectual property (copyright, trademark and patent) (‘‘Registered Intellectual Property Claims’’)

VRH will use a variety of structures to make direct investments in litigation and arbitration claims.  These structures will be carefully customized by us for each case opportunity in order to seek compliance with legal requirements and local rules on professional ethics as well as seeking to ensure the enforceability of VRH’s direct investment contracts and collectability of the relevant share of the recoveries.

It is anticipated that typically VRH will pay money to the plaintiff(s) themselves, in connection with the purchase of a percentage of the case recovery.  In some instances, the terms of the investment will require some or all of the claim purchase monies to be paid to the prosecuting lawyer to finance the case.

Loans to Law Firms

VRH intends to make loans to law firms.  The loans will not exceed $1,000,000 for any one case (unless specifically approved by our board) and will be used by the law firms to finance legal fees and costs in connection with active participation in claims pending in the U.S. courts and in pending arbitrations (through co-counsel agreements with other lawyers actively involved in pursuing those claims or other financing relationships).  Those claims will be in a variety of different areas, including but not limited to the following: Business Claims, Registered Intellectual Property Claims, personal injury claims, wrongful death claims and claims in litigation and arbitration.

Investment Structures

Before making an investment, VRH intends to obtain a written reasoned opinion from an independent appropriately-qualified law firm to confirm (subject to customary exceptions) that the proposed investment will not contravene local laws or rules on professional ethics. VRH will use local attorneys to review these issues to ensure compliance with local laws and regulations. It is expected that the cost of this review on a case by case basis would be between $5,000 and $15,000 depending on the complexity of the case and the local rules and regulations. These costs will tend to be reduced as VRH gains additional knowledge in evaluating potential claims.

Marketing

We will seek to find opportunities to make investments either through VRH or through loans to law firms.  In addition, if considered permissible under local laws and rules on professional ethics, VRH may compensate third-party case finders with participation interests or referral fees in cases in which VRH invests.  Before any such incentive payment is made, opinions from appropriately-qualified independent lawyers will be sought confirming that such payments are considered to be legal and ethical.  It is anticipated that the incentives offered by VRH to referring lawyers (where appropriate) will result in a substantial flow of case opportunities.  VRH does not plan to advertise its services on a retail basis.  Initially, all marketing undertaken on behalf of VRH will be on a discrete, professional-referral basis only. We intend to engage the services of attorneys and consultants to the legal industry to assist us in our marketing efforts.

Overview of Underwriting Model

After consultation with outside advisers and upon receipt of sufficient funds to pay for such advice either from success in VRH's litigation efforts or through receipt of funds from borrowing or sales of common stock, VRH will adopt criteria that must be satisfied before an investment can be made (whether directly or by way of loan to a law firm).  These criteria will be regularly reviewed to ensure that appropriate risk-evaluation methods are in place.  The underwriting process will include an evaluation of traditional litigation risk elements, such as liability, quantum and collection risks, the experience and track record of the lawyers prosecuting the claim, the financial strength of the lawyers prosecuting the claim, the likelihood of the target defendants to settle the claim, the likelihood of recovery of a judgment or settlement, and whether the claim is wholly or partially insured.

Case Analysis Models

After consultation with outside advisers and upon receipt of sufficient funds to pay for such advice either from success in VRH's litigation efforts or through receipt of funds from borrowing or sales of common stock, before investing in a case, we intend to use case analysis models to be developed by us.  These will include case evaluation, underwriting, case tracking and risk diversification models and systems which will seek to analyze due diligence information, evaluate claim potential, peg optimal investment thresholds and case-type diversification, track case status and progress, and monitor investment yields for future application.

Due Diligence

Before investing in a claim, we will arrange for any necessary due diligence (such as key substantive legal issues) to be carried out by suitably qualified experts.  However, the amount of due diligence which may be able to be undertaken, may be limited if it is considered to result in any waiver of attorney-client privilege. The cost of this due diligence process could range from $10,000 to $25,000 per case depending on the complexity of the lawsuit and legal environment in which the case will be litigated. Once the volume of this active has increased, VRH will hire a fulltime employee to perform this function and as this person gains experience in performing the due diligence function it is expected that there will be a reduction in the cost per case. This person will probably be an attorney with annual cost of approximately $120,000.

Investment Contracts

Before making an investment, VRH will obtain legal advice from a recognized independent third party law firm or legal expert that the proposed investment contract will be enforceable, subject to customary exceptions, and will not contravene any legal or ethical rules in the jurisdiction in which the case is being heard.

We intend that a typical investment contract for a cash purchase by VRH will include the following key terms:

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Whether the case has been dismissed, settled or otherwise disposed;

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Material setbacks in the case that would affect investment value;

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Statement of prospects for the case;

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Other key negative developments;

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Changes in lawyers prosecuting or defending the case;

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Changes in material aspects of applicable law;

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Material changes in circumstances of a defendant that could affect liability or recovery (such as bankruptcy of defendant or plaintiff), and scheduled trial date;

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Require litigation proceeds to be paid into an agreed dollar bank account;

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Contain certain indemnifications and releases; and

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Wherever possible, investments or loans will be in tranches, with payments to be released at certain identified stages in the case.

We intend that a typical agreement between a law firm and an originating law firm, under which a loan by VRH to the relevant law firm is deployed, will include the following key terms:

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Definitive descriptions of the scope of work to be performed by the other law firm;

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Wherever possible, investments or loans will be in tranches, with payments to be released at certain identified stages in the case; and

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Wherever possible, certain rights in favor of VRH if the relevant law firm defaults under the loan agreement with VRH.

Monitoring Investments

Except where permitted by local law and the applicable investment contracts, we will not advise on or be involved with the prosecution of a claim in which VRH has a direct investment.  The lawyer advising the plaintiff will agree to update us on the progress of claims on a regular basis (subject to any ethical restriction in relation to attorney-client privilege).  For legal, commercial and ethical reasons, VRH will not be able to publicly disclose full details of any update it receives and will not be able to disclose the parties involved or any further details that would allow the parties to the case to be identified.

In the case of loans to law firms, a suitably qualified partner of such firm approved by us, will be actively involved in the prosecution and/or management of the case and will, to the extent permissible, keep us informed as to progress.  Again, for legal, ethical and commercial reasons, VRH will not be permitted to publicly disclose full details of any update it receives and, if VRH is permitted to know their identities, will not be able to disclose the parties involved or any further details that would allow any of the parties involved in the case to be identified.  However, VRH will ensure that it complies with its disclosure obligations under SEC rules.

Investment Restrictions

It is VRH’s intention to build a portfolio of investments in a diverse range of litigation and arbitration cases, claims and disputes.  Unless our board otherwise determines, prior to making any investment, we must obtain a reasoned legal opinion confirming (with customary exceptions) that the proposed investment is not considered to contravene any legal or ethical restriction or applicable law in the relevant jurisdiction.  However, there will be no other geographical or sectoral restrictions upon VRH’s investments.

Except where specifically approved by our board of directors, no single investment of VRH will exceed $1,000,000.

Where VRH purchases interests in a claim directly from the claim holder, VRH will acquire up to 50 percent of the plaintiff’s recoveries.  This percentage may be increased with approval of our board of directors.  Where VRH’s investments takes the form of a loan to a law firm, the funds will be used by the law firm to earn a percentage of the contingent fee entitlement of the lawyers engaged in the particular case.  It is expected that the participating law firm will earn up to 50 percent of the total contingent fee in any such case.

Any variation to VRH’s investment objective and policy or restrictions will be made only following approval of our board and subject to compliance with SEC rules.

Competitive Strengths

The competition in the U.S. has been analyzed by VRH.  We believe most companies operating in litigation claim recovery focus on financial transactions with individual (as opposed to business) plaintiffs, seeking to purchase a share of the plaintiff’s personal injury claim.  Some also make loans to law firms secured by interests in contingent fees.

We believe we have the following strengths in relation to our competition:

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We plan to market principally to qualified lawyers;

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We will only undertake carefully screened investments; and

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We will develop and deploy case underwriting systems and techniques to reduce risk of loss and increase margins.

Legal and Professional Ethics Issues

There may be legal and professional ethics reasons why there have been limited investment opportunities in the area of claims purchase or litigation financing in the United States in the past.  These include prohibitions on purchasing claims from plaintiffs (known as maintenance, and a form of maintenance, called champerty), restrictions on assignment of certain kinds of claims, and ethical restrictions on participating in a lawyer’s contingent fee interests (including ethical rules against sharing fees with lawyers and non-lawyers).  A number of states in the United States may not, for legal and professional ethics reasons, permit us to make investments in litigation and arbitration cases either directly or through loans to law firms and accordingly we will not be able to make such investments in these jurisdictions, thereby limiting the number of potential investments we can make.

VRH, before investing or purchasing claims and upon receipt of sufficient funds to pay for such advice either from success in VRH's litigation efforts or through receipt of funds from borrowing or sales of common stock, intends to obtain legal opinions in those jurisdictions where we wish to make investments in order to determine the validity of our proposed investment.  In many jurisdictions investment in and syndication of rights to the proceeds of legal claims is a novel concept, which has not been considered by the courts nor addressed by statute.  In certain jurisdictions, such as California, while no binding court decisions specifically disapprove of the practice, a court may still decline to enforce such arrangements if, for example, there is an indication that a non-party to a claim is in any way controlling the prosecution of that lawsuit, or if it appears that a non-lawyer is unlawfully engaged in the practice of law, or if the arrangement otherwise offends the public policy of the jurisdiction.

For each of our investments, VRH intends to rely on lawyers which we believe have suitable expertise to provide correct and accurate interpretation of the laws and ethics of the relevant jurisdiction as they apply to the investment in question.  However, in the event that such interpretations are incorrect or subject to qualifications our investments could be open to challenge or subsequently reduced in value or extinguished.

Changes in laws or ethical rules in jurisdictions where these restrictions currently do not apply could further reduce or limit opportunities for VRH to make investments as envisaged or could result in the diminution or extinction of the value of investments already made by VRH in such jurisdictions.

Evaluation and Disclosure of Cases and Case Performance to Investors May Not be Permitted

Details of actual cases that VRH intends to invest will not be disclosed on a named basis to our stockholders, and in any event not all information relevant to the evaluation of any case investment by VRH will be permitted by law or professional ethics codes of conduct to be made available to VRH or our stockholders.  In particular, any sharing with VRH or our stockholders of confidential information protected by attorney-client privilege or by attorney work-product doctrine could waive all protection of that information.  Such waiver could severely damage the value of the underlying claim by giving the opponent access to sensitive information.  Any agreement to share with our stockholders any information and evidence related to the case could preclude the plaintiff from entering into confidentiality agreements with co-plaintiffs in the same matter.  Such sharing could also make discovery from the adverse party problematical as most discovery is covered by court-issued protective orders that ensure the confidentiality of all parties.  A breach of a protective order could subject a party to serious sanctions that would impact the value of the underlying claim.

In some instances, case settlements and case prospects will be confidential and/or subject to lawyer-client privilege.  Accordingly, our stockholders will not have an opportunity to evaluate for themselves cases in which VRH intends to or does invest, either directly or through loans to law firms, and therefore our stockholders will be dependent upon our judgment and ability in investing and managing the assets of VRH.  The valuation of each investment will be subject to policies adopted by VRH and may not reflect the actual financial prospects of such investment at any given time.

Recovery Collection Risks

Part of the case selection process for investment involves an assessment by us of the ability of the defendant to pay a judgment or award if the case is successful.  If the defendant is unable to pay or the plaintiff or defendant seeks to challenge the validity of the investment on legal or professional ethics grounds, we and, in the case of loans to law firms, may encounter difficulties collecting our contractually agreed share of litigation recoveries from plaintiffs selling such interests or lawyers with which the law firms has a co-counsel relationship.

In addition, although VRH intends to seek advice on the proposed rate of interest on our loans to law firms, such interest rate could nevertheless be open to challenge and, if successful, might result in such interest payments being unenforceable or reduced.

Perceptions of Lawyers and Advisors

The participation of licensed lawyers involved in investments contemplated by VRH is fundamental to the business model of VRH.  Although VRH will, before making an investment, obtain a reasoned, written opinion from an independent appropriately qualified lawyer to the effect that (with customary exceptions) the proposed investment will not give rise to professional ethical restrictions on ‘‘fee splitting’’ between lawyers and non-lawyers (or ‘‘fee sharing’’ between lawyers) or a violation of other legal prohibitions (such as champerty or maintenance), a number of professional ethics rules and legal restrictions are conceptual in nature and their application is difficult to predict.  It is, therefore, possible that a court of law or a professional legal ethics regulatory authority in the U.S. will not agree with our opinions or our external experts if the issue is challenged.  If such lawyers perceive either that the contemplated transactions are not legal or ethical under applicable laws or professional ethics rules, whether correctly or not, or that there is a risk that defendants, regulators or lawyers may challenge or raise defenses based on the existence of our investment, there may be a diminished market for some of the investment transactions proposed by VRH.

Enforceability of Investment Contract Provisions

The contracts which VRH proposes to use to document investments in claims will be tailored to meet requirements and legal restrictions of the jurisdictions in which the claims are purchased and/or in which the claims are pending.  However, VRH intends to include standard clauses in those contracts wherever possible.  For example, VRH intends to subject disputes between the claim seller and VRH under most or all investment documents to binding arbitration under laws and rules of procedure other than those of the jurisdiction(s) in which the claim seller is resident or the underlying litigation or arbitration is pending.  VRH’s investment documents will be drafted and reviewed by qualified lawyers but the terms may not be given the meaning and effect intended by VRH if subject to a dispute before a court of competent jurisdiction or a relevant tribunal.

In particular, a court (including that of the relevant U.S. state in which the investment is being made) may decline to enforce the arbitration clauses for a variety of reasons and such a court or any relevant arbitration tribunal may, in certain circumstances, in fact determine that it is appropriate to apply the laws of a jurisdiction (including that of the relevant U.S. state in which the investment is being made) other than those provided for in the documentation.  In addition, where an award is rendered by any court or relevant arbitration tribunal under the terms of the investment documents, the courts of any jurisdiction in which enforcement of that award or judgment is attempted may decline to enforce it for a number of reasons including, for example, public policy concerns.

If a court were to ignore or invalidate a material provision of VRH’s investment documents, such as the mandatory arbitration provisions, or were to refuse to enforce an award or judgment rendered pursuant to those provisions, VRH may not be able to recover its investment or may incur unanticipated costs in recovering its investment and a share of returns from the claim.  This could have a material adverse effect on our profitability.

Reliance on Lawyers

VRH is reliant on the ability of the lawyers representing the plaintiffs in investment cases to prosecute claims with due skill and care.  If they fail to do this, it is likely to have a material adverse affect on the value of VRH’s investment.  While we will analyze and evaluate the experience and track record of the lawyers involved, the outcome of a case may not be in line with the plaintiffs’ lawyers’ assessment of the case.

In the case of direct investments, VRH will often have limited or no rights to control or influence the management, prosecution or settlement of a case.  In the case of indirect investments through loans to law firms, we will not have any rights to control the prosecution, disposition or settlement of the particular case.  This is because such control could be seen to interfere with the attorney-client relationship between the plaintiff and the litigating attorney and may result in a court voiding VRH’s investment for reasons of public policy, or may result in a determination that VRH’s investment is unenforceable against the plaintiff.

Concentration of Risk

Although we cannot make an investment in a single claim in excess of $1,000,000 without our full board’s prior approval, certain investments may represent a significant proportion of VRH’s total assets.  As a result, the impact on VRH’s performance and the potential returns to investors will be more adversely affected if any one of those investments were to perform badly than would be the case if VRH’s portfolio of investments were more diversified.

Professional Negligence of Law Firms

The law firms with which VRH enters into a loan relationship will be required to maintain professional negligence insurance of a minimum standard.  However, such insurance will not cover liability for acts or omissions that do not constitute professional negligence under the terms of the applicable policy.  Moreover, if the advice given by a law firm in connection with a co-counsel investment is found to be negligent, the insurance coverage might not be sufficient to cover the relevant firm’s loss.  This may adversely affect the law firm’s ability to continue its operations, including its active participation in existing investments or co-counsel arrangements.  As a result, certain investments by VRH may need to be liquidated, and perhaps at a loss.

Legal Professional Conflicts

Lawyers have a primary duty to the courts and a secondary duty to their clients.  In the case of loans to law firms, these duties – including the attendant responsibilities such as independent judgment, client confidentiality, and the rules relating to legal professional privilege – are paramount given the nature of the business of law firms as a legal practice.  Any law firms to whom VRH makes a loan, with respect to all legal professional representations, owe overriding duties of independent judgment to their clients.  There could be circumstances in which the lawyers of a law firm are required to act in accordance with these duties, which may be contrary to other responsibilities to VRH or inconsistent with VRH’s investment strategy.

Key Personnel

Our future financial success depends to a large degree upon the personal efforts of our key personnel. In our formative period, John E. Baker, our chief executive officer, president, and chief financial officer, will play the major role in developing securing the services of those persons who can develop our business strategy and technology . The loss of the services of Mr. Baker could have an adverse effect on our business and our chances upon receipt of sufficient funds to pay for profitable operations such services either from success in VRH’s litigation efforts or through receipt of funds from borrowing or sales of common stock. While we intend to employ additional management and marketing personnel in order to minimize the critical dependency upon any one person, there can be no assurance that we will be successful in attracting and retaining the persons needed. We do not have an employment contract with Mr. Baker, who will devote only a limited amount of time to our affairs, since he has a full-time job as chief financial officer and treasurer of Inware Technologies, Inc.

Adequacy of Working Capital

We hope to generate sufficient capital to fund our business plan through a successful resolution of the litigation in which we are currently involved.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing Activities,” and “Business - Legal Proceedings.”  However, if our litigation efforts are unsuccessful or do not generate sufficient cash to fund our anticipated operations, we will try to raise what we feel is sufficient working capital for our current business plan, by means of a private placement or registered public offering of our shares.  If we are not able to raise additional capital through the sale of our shares or if we are unsuccessful in our litigation efforts, we would not be able to continue and our business would fail.

Our Financial Results May Be Affected by Factors Outside of Our Control

Our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control.  Our anticipated expense levels are based, in part, on our estimates of future revenues and may vary from projections.  We may be unable to adjust spending rapidly enough to compensate for any unexpected revenues shortfall.  Accordingly, any significant shortfall in revenues in relation to our planned expenditures would materially adversely affect our business, operating results, and financial condition.

We cannot predict with certainty our success in litigation.  Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance.

Government Regulation

Our business is subject to various legal and ethical restraints imposed by various jurisdictions.  See “Business - Legal and Professional Ethics Issues.”

Employees

As of the date of this prospectus, we have no employees.  We do not currently anticipate that we will hire any employees in the next six months.  However, as our operations expand, we will need to employ the persons that we may need.  We do not feel that we would have any difficulty in locating needed help.

From time-to-time, we anticipate that we will use the services of independent contractors and consultants to support our business development.  We believe our future success depends in large part upon the continued service of our senior management personnel and our ability to attract and retain highly qualified managerial personnel.

Properties

Our principal executive offices are located at 1615 Chester Road, Chester, Maryland 21619.  We lease this facility, effective as of March 1, 2010 and continuing through February 28, 2011, at a rental rate of $1,000 per month.

Legal Proceedings

We, through our subsidiaries, are involved in one lawsuit styled The Cancer Foundation, Inc. v. Cerberus Capital Management, LP.  All claims held by Mr. and Mrs. Morton M. Lapides, Sr. discussed below have been assigned to VRH.  It is our plan to use the proceeds received by us as a result of the below described litigation to fund our business plan going forward.  If we are unsuccessful in the litigation or do not receive sufficient funds, we will be forced to sell additional equity to raise the capital we need to fund our anticiapted operations.  If we are not successful in rasing any needed capital, our business plan will fail.

The Basis of our Litigation

In the late 1980s, it was discovered that Mr. Lapides had pancreatic cancer and the outlook was not good.  In researching possible treatments, Mr. Lapides discovered that John Hopkins Hospital had an experimental program for the treatment of pancreatic cancer which consisted of standard treatment (chemotherapy) and alternative medicine.  Mr. Lapides volunteered to participate in the experimental program.

As a result of his successful treatment at John Hopkins Hospital, VRH decided to donate $80,000,000 to The Cancer Foundation, Inc.of which $75,000,000 was to be donated to Johns Hopkins Hospital. With the destruction of VR Holdings by the actions allegedly taken by various parties as described below, VR Holdings was denied the funds it planned to donate to the Cancer Foundation, Inc. and the gift was never made. The intended contribution became a claim of The Cancer Foundation. On July 25, 2006, the $80,000,000 claim plus interest of The Cancer Foundation was exchanged By VR Holdings for 27,820,643 shares of the common stock of VR Holdings, Inc. using the exchange rate of $4.47 of claim value for every share of VR Holdings common stock.

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP

This is a breach of contract case pending in the Circuit Court of Cook County, Illinois under Cause No. 09 L 004607.  MML, Inc. (“MML”) a wholly-owned subsidiary of VRH, Transcolor Corporation, a company owned by MML (“Transcolor”), and Morton M. Lapides, Sr. (“Lapides”) (together, the “plaintiffs”) allege that Madeleine LLC, a subsidiary of Cerberus Capital Management, LP (“Madeleine”) and Gordon Brothers Capital Corp. (“Gordon Brothers”) (together, the “defendants”) breached a Comprehensive Settlement and Shareholders Agreement, dated April 11, 1997 (the “Shareholders Agreement”) discussed below, by depriving the plaintiffs of the right to regain control of Winterland Concessions Company (“Winterland”).  The plaintiffs allegedly have suffered substantial damages as a result of the alleged breach of the Shareholders Agreement.  The Cancer Foundation was initially a plaintiff, but later dropped out, since the Court ruled that it had no standing to sue.

MML’s Acquisition of Winterland.  Transcolor, a subsidiary of MML, purchased T-shirts, printed on them and sold the finished product and other items of casual wear.  Between 1994 and 1996, Transcolor began to lose significant business because its customers were installing their own printing presses.  To help restore Transcolor to financial health and to reap the financial benefits and synergies derived from acquiring a valuable company in a related business, MML decided to purchase Winterland.  Winterland was founded by the legendary rock concert promoter Bill Graham, who developed the company, initially at the request of The Grateful Dead, to sell T-shirts bearing the images of rock groups who performed at concert venues.  When the plaintiffs acquired Winterland, it held approximately 300 licenses to print T-shirts of famous rock stars, including Madonna, Jimi Hendrix, and the Doors, and the rights to sell T-shirts at rock concerts and other locations throughout the United States and abroad.

In March 1996, MML began negotiations to purchase Winterland from its then owner MCA, Inc. – a subsidiary of The Seagram Company Ltd.  MML felt there were strong synergies between Winterland – a company that owned valuable licenses to print T-shirts ,and Transcolor – a company that owned two high-volume plants that printed T-shirts and Transcolor’s two plants were underutilized and could print T-shirts at very high volumes.  Additionally, the locations of Transcolor’s plants – one on the east coast and one on the west coast – would result in freight savings.

MML successfully concluded negotiations to purchase Winterland on August 14, 1996 for $21 million.  At that time, Winterland had an alleged value of approximately $69 million, including reserves.  As part of the transaction, Winterland agreed to a long-term lease of Transcolor’s two plants, the manufacturing equipment contained therein and its business operations for $1.4 million in rent per year for 10 years, a total of $14 million.

To finance its acquisition, MML negotiated a $23 million bridge loan with the defendants, Gordon Brothers and Madeleine.  The loan, which closed on August 14, 1996 and had a maturity date of January 31, 1997, was secured by Winterland’s receivables, inventory, fixed assets, licenses and stock, along with guarantees from Lapides and MML.

MML put in a management team at Winterland that included Lapides as chairman and chief executive officer.  Immediately prior to the acquisition, MML hired Carl Kampel (“Kampel”) as Winterland’s chief financial officer and a member of its board of directors.

In VRH’s opinion, Winterland turned out to be a profitable business.  Within five months – Winterland had paid the defendants $10 million of the $23 million it owed on the bridge loan.

The Defendants’ Alleged Agreement with Mr. Kampel.  VRH’s complaint alleges that the defendants determined that that it would be more profitable to have an equity position in Winterland, so the defendants allegedly decided to wrest control of Winterland from its owner, MML.  This was at a time when Mr. Lapides was gravely ill with pancreatic cancer.

In the fall of 1996, Mr. Kampel met several times with the president of Gordon Brothers, who was evaluating Winterland on behalf of the defendants.  In those meetings, Mr. Kampel allegedly secretly agreed to assist the defendants to take control of Winterland.  In exchange, Mr. Kampel was allegedly promised that for $50,000, he could purchase a large equity interest in Winterland and retain his position as chief financial officer.

At the same time that Mr. Kampel made his alleged agreement, Winterland’s senior management was instructing him to look for a line of credit to pay suppliers and to obtain long-term financing to take out the defendants’ bridge loan.  Mr. Kampel allegedly disobeyed these instructions in order to prevent Winterland from obtaining alternative financing, thereby causing a default on the bridge loan and putting enormous financial pressure on MML and Winterland to accept whatever terms might be imposed by the defendants as a condition of extending the loan.

MML Discovers Mr. Kampel’s Agreement and the Defendants Call the Loan.  Winterland’s inability to obtain long-term financing left Winterland with no access to working capital and the prospect that it would be in default of its bridge loan, the due date of which had been extended to March 1997.  In early March 1997, Mr. Lapides discovered Mr. Kampel’s alleged agreement with the defendants to wrest control of Winterland from MML.  On March 4, 1997, Mr. Lapides and John Woods, Winterland’s vice president and in-house legal counsel, confronted Mr. Kampel, who admitted his alleged agreement with the defendants.  Mr. Kampel was immediately removed from Winterland’s board of directors and put on administrative leave.  Soon thereafter, the defendants informed Winterland that it was in default of the bridge loan because of Winterland’s failure to provide monthly and year-to-date financial statements certified by its chief financial officer – Carl Kampel.  Mr. Woods subsequently asked Mr. Kampel whether this allegation was true.  Mr. Kampel admitted that he had not provided the defendants with financial reports – as required by the terms of the bridge loan – after November 1996.

The Parties Negotiate the Shareholders Agreement.  With no alternative source of financing, Winterland was forced to negotiate an extension of the bridge loan with the defendants.  The Shareholders Agreement, dated April 11, 1997, was the product of those negotiations.  The key terms of the Shareholders Agreement were as follows:

•

The defendants acquired an 80 percent interest in and voting control of Winterland;

•

A new board of directors was established;

•

The bridge loan was extended for one year – from April 11, 1997 to March 31, 1998, defined by the Shareholders Agreement as the “Refinancing Period”;

•

During the Refinancing Period, MML could propose to the defendants for their good faith consideration an offer to purchase their shares in Winterland and to repay the balance due on the bridge loan;

•

Mr. Lapides was appointed vice chairman of Winterland and given an employment contract for the Refinancing Period;

•

Winterland and Transcolor extended their lease agreement for one-year; and

•

Mr. Kampel was prohibited from having a management or consulting position during the Refinancing Period.

The plaintiffs allege that a core purpose of the Shareholders Agreement was to give MML and Mr. Lapides time to repay the bridge loan and regain control of Winterland during the “Refinancing Period.”  MML and Mr. Lapides allegedly had the contractual right to buy back Winterland within one year and to pay off the balance of the bridge loan.  Due to Winterland’s profitability, the plaintiffs believed it was highly likely that MML would be able to do exactly that.

The Defendants Put Winterland into Bankruptcy.  On August 8, 1997, approximately three months after the Shareholders Agreement was signed, the defendants placed Winterland into a pre-packaged Chapter 11 bankruptcy.  In a pre-packaged bankruptcy, agreements are made with creditors before the bankruptcy filing to expedite the bankruptcy process.  Contemporaneous press reports indicate that the purpose of the bankruptcy was to terminate MML’s interest in Winterland.  In an article in Variety, dated August 12, 1997, Winterland’s chief executive officer, appointed by the defendants after they gained control of Winterland, stated “The filing will allow us to move forward without the financial equivalent of a boat anchor,” Donn Tice, the chief executive officer of Winterland told Variety, referring to the impact that the MML’s/Lapides’ obligations had on Winterland’s operations.  “We’re a much stronger company today that we were yesterday.  We’re making a fresh start after a tough year.”  See the article in Variety located at www.variety.com/article/VR1116677189.html.

Mr. Tice repeated this admission in a press report issued by Winterland on January 14, 1998, in which he stated that Winterland’s “reorganization plan allowed Winterland to eliminate the drain of the Transcolor and MML relationship.”  The Variety article indicates that Gordon Brothers and the defendant Cerberus Partners, the parent of Madeleine, agreed as part of the pre-packaged bankruptcy to convert $6 million of their loans to equity and to restructure the remainder of Winterland’s debt with “strong, sustainable capitalization.”  Winterland emerged from bankruptcy five months later.

The Loss of Winterland Severely Damages MML and Mr. Lapides.  MML and Mr. Lapides expected they would be able to exercise their rights under the Shareholders Agreement to regain control of Winterland given its strong financial performance.  MML and Mr. Lapides suffered substantial financial damages when they were deprived of their right to regain ownership of this valuable asset.  Winterland’s bankruptcy filing also had a cascading effect on the plaintiffs’ other enterprises, including Transcolor, which was forced into bankruptcy as a result of its loss of valuable lease payments from Winterland.

Procedural History.  The plaintiffs initially filed suit on July 23, 2007 in the United States District Court for the Northern District of Illinois alleging federal-law claims for civil RICO and RICO conspiracy and state-law claims for fraudulent concealment, tortious interference, civil conspiracy, and breach of contract.  On April 4, 2008, the court dismissed the plaintiffs’ federal RICO claims as time barred and then, pursuant to 28 U.S.C. § 1367, declined to retain supplemental jurisdiction over the plaintiffs’ state-law claims.  The court also dismissed the defendants’ Rule 11 claim.  See The Cancer Foundation, Inc. v. Cerberus Capital Management, L.P., No. 07 v. 4120, 2008 U.S. Dist. LEXIS 27483 at * 23 (N.D. Ill. Apr. 4, 2008).  The plaintiffs filed a notice of appeal of the court’s decision on April 22, 2008.  On March 19, 2009, the U.S. Court of Appeals for the Seventh Circuit affirmed the District Court’s decision.  See The Cancer Foundation, Inc., v. Cerberus Cap. Mgmt., L.P., 559 F.3d 671, 675 (7th Cir. 2009).  The Illinois state court action was filed on April 17, 2009.

The defendants filed a motion to dismiss the state court action on August 3, 2009. The plaintiffs filed an opposition brief on November 13, 2009. The defendants filed their reply on December 4, 2009. Oral argument was held on January 22, 2010. At the conclusion of argument, Judge Allen S. Goldberg dismissed the complaint on the grounds of res judicata. The plaintiffs have filed a motion for reconsideration in which they argue that Judge Goldberg misapplied the doctrine of res judicata, that the complaint should be reinstated and the case allowed to proceed. The defendants' opposition brief was filed on April 12, 2010 and the plaintiff's reply was filed on May 10, 2010. Oral argument on the motion for reconsideration was held on June 1, 2010, at which time Judge Goldberg denied the motion. The plaintiffs have appealed Judge Goldberg's dismissal to the Illinois Court of Appeals. Plaintiffs' brief is due in October 2010.

Legal and Factual Issues.  Several legal issues have been briefed on the defendants’ motion to dismiss the complaint.  First, the defendants argue that the complaint fails to state a legal claim because it allegedly relies on extrinsic evidence, which is impermissible under the integration clause in the Shareholders Agreement.  The plaintiffs contend that their claim is based on the duty of good faith and fair dealing and the express terms of the Shareholders Agreement, not extrinsic evidence.  Under New York law – the governing law of the Shareholders Agreement – actions taken to destroy the benefit of a contract is a breach of the covenant of good faith and fair dealing and a breach of contract.  The plaintiffs allege that the defendants breached the Shareholders Agreement when they pushed Winterland into bankruptcy, for non financial reasons and disclosed publicly that the B.R. was to eliminate the agreement it signed with the plaintiff, 3.5 months earlier, which was prior to the expiration of a one-year refinancing period in the Shareholders Agreement, thereby depriving the plaintiffs of their right to repay the bridge loan and regain control of Winterland.

Second, the defendants argue that the plaintiffs’ action is untimely and barred by the statute of limitations.  Illinois has a 10-year statute of limitations for the breach of written contracts and a five-year statute of limitations for breach of an oral contract.  The defendants contend that the five-year statute of limitation applies because the plaintiffs allegedly rely on extrinsic evidence to support their breach of contract claim.  The plaintiffs argue that their claim is based exclusively on a written contract to which the 10-year statute of limitations applies.  The defendants also argue that even if a 10-year statute of limitations applies, it expired while the plaintiffs’ appeal to the Seventh Circuit was pending.  But 28 U.S.C. §1367(d) – a federal tolling statute – tolls state statutes of limitations while a case is pending in federal court and for 30 days after it is dismissed.  The plaintiffs argue that this statutory provision applies while an appeal is pending in federal court.  This issue has not been addressed by the Illinois courts.  However, the plaintiffs’ position has been adopted by the Maryland Court of Appeals.  See Turner v. Kight, 957 A.2d 984 (Md. 2008).

Third, the parties have briefed the issue of whether an adversary proceeding brought by Transcolor in federal district bankruptcy court in Maryland against the defendants alleging they wrongfully interfered with the lease agreement between Winterland and Transcolor bars the plaintiffs from pursuing the Illinois action on res judicata grounds.  The federal bankruptcy court in In Re Transcolor, 258 B.R. 149 (Bankr. D. Md. 2001) ruled that the plaintiffs’ adversary proceeding was barred by res judicata because the lease had been considered and rejected in Winterland’s bankruptcy in federal bankruptcy court in California.  The plaintiffs argue that res judicata does not bar their Illinois action because none of the requirements necessary to invoke res judicata requirements are satisfied.  Judge Goldberg ruled in the defendants’ favor on this argument at the hearing held on January 22, 2010.

If the Illinois Court of Appeals reverses Judge Goldberg's dismissal, the case will move forward into the discovery phase (unless the defendants renew their motion to dismiss seeking to dismiss the action on grounds that were not decided by Judge Goldberg) where a number of issues will need to be explored.  If reconsideration is not granted, an appeal will be filed.  These issues include whether the defendants breached the Shareholders Agreement, whether the defendants’ actions damaged MML and Mr. Lapides, and the quantum of their damages.  Expert testimony may be needed during the litigation.  Either party may move for summary judgment at the conclusion of discovery.  If there are any important remaining factual issues after summary judgment rulings, the case may then proceed to trial.

It is not possible to predict the outcome of the plaintiff’s motion for reconsideration, nor is it possible to predict the ultimate resolution of the case.

Other than as discussed above, we are not engaged in any litigation, and we are unaware of any claims or complaints that could result in future litigation.  We will seek to minimize disputes with our customers but recognize the inevitability of legal action in today’s business environment as an unfortunate price of conducting business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning the directors and executive officers of VRH as of the date of this prospectus:

Name	Age	Position	Director Since
John E. Baker	70	Chairman of the Board, President, and Chief Financial Officer	2007
Lamar Neville	78	Secretary, Treasurer, and Director	2007
Harry J. Conn	89	Director	2007

The members of our board of directors are subject to change from time to time by the vote of the stockholders at special or annual meetings to elect directors.  Our current board of directors consists of three directors, none of whom have any expertise in our proposed business. Upon receipt of sufficient funds to pay for consultants as described elsewhere in this prospectus either from success in VRH's litigation efforts or through receipt of funds from borrowing or sales of common stock, we intend to seek directors and officers who would be able to properly execute our proposed business plan.

The foregoing notwithstanding, except as otherwise provided in any resolution or resolutions of the board, directors who are elected at an annual meeting of stockholders, and directors elected in the interim to fill vacancies and newly created directorships, will hold office for the term for which elected and until their successors are elected and qualified or until their earlier death, resignation or removal.

Whenever the holders of any class or classes of stock or any series thereof are entitled to elect one or more directors pursuant to any resolution or resolutions of the board, vacancies and newly created directorships of such class or classes or series thereof may generally be filled by a majority of the directors elected by such class or classes or series then in office, by a sole remaining director so elected or by the unanimous written consent or the affirmative vote of a majority of the outstanding shares of such class or classes or series entitled to elect such director or directors.  Officers are elected annually by the directors.  There are no family relationships among our directors and officers.

We may employ additional management personnel, as our board of directors deems necessary.  VRH has not identified or reached an agreement or understanding with any other individuals to serve in management positions, but does not anticipate any problem in employing qualified staff.

A description of the business experience for each of the directors and executive officers of VRH is set forth below.

John E. Baker brings over 30 years of financial and executive management in both the private and public sectors to VRH.  Mr. Baker has experience in substantially all financial functions of large, public entities including the treasury, controller, tax, MIS, budget, acquisitions, investor relations and risk management functions.  Before joining GeM Solutions, Inc., a publicly-traded company on the “Pink Sheets,” in May 2004, Mr. Baker held several financial management positions with Deloitte & Touché, City Investing Company, Rheem Manufacturing and the Home Insurance Company.  Between 1981 and 1985, Mr. Baker served as vice president and controller of John Blair & Co., a publicly held communications company based in New York City, where he was a major contributor to Blair’s financial functions during a time when the company’s sales grew from $250 million to $1 billion.  In 1986, Mr. Baker became the chief financial officer of Alleghany Beverage in Washington, DC., one our Affiated Companies.  Alleghany had recently completed over 40 acquisitions and Mr. Baker was responsible for managing the consolidation of the related financial groups ensuring timely and accurate reporting.

From 1993 to 2004, Mr. Baker served as an independent owner/operator and financial consultant for several organizations.  During that time, he developed and implemented a number of financial and management plans for early stage private companies to obtain sales and distribution levels which would better position such companies for sale or acquisition.  From January 2005 until March 2009, Mr. Baker has served as chief financial officer, and from February 2006 until March 2009 served as chief executive officer, of GeM Solutions, Inc. and its subsidiaries.  Mr. Baker has been responsible for managing the financial function of GeM Solutions during this entire time and as chief executive officer, he was responsible for reorganizing GeM Solutions during a Chapter 11 Reorganization which was successfully completed in June 2008.  Mr. Baker currently serves as chief financial officer and treasurer of Inware Technologies, Inc.

Lamar Neville was formerly an executive with the National Institute of Health from 1969 to 1975.  From 1975 to 1978, Mr. Neville was with the Office of Secretary of Health, Rockville, Maryland.  From 1978 until his retirement in 1989, Mr. Neville was with the National Cancer Institute where he worked with large clinical trial testing smoking secession efforts in 22 cities.

Harry J. Conn was formerly chief financial officer of Allegheny Pepsi-Cola Bottling Co. and Alleghney Beverage Corporation, previously affilaited companies of VR Holdings, from 1963 to 1986.  Mr. Conn has been retired since 1986.

Committees of the Board

We do not currently have an Audit, Executive, Finance, Compensation, or Nominating Committee, or any other committee of the board of directors.  However, we have adopted charters for these committees, in the event that we elect to implement them.  Copies of the charters for each proposed committee are filed as exhibits to the registration statement with respect to this prospectus.

The responsibilities of these committees are fulfilled by our board of directors and all of our directors participate in such responsibilities, none of whom is “independent” as defined under Rule 4200(a)(15) of the NASD’s listing standards described below, as our financial constraints have made it extremely difficult to attract and retain qualified independent board members.  In addition, we do not currently have an “audit committee financial expert” as such term is defined in the Securities Act.  Since we do not have any of the subject committees, our entire board of directors participates in all of the considerations with respect to our audit, compensation and nomination deliberations.

Rule 4200(a)(15) of the NASD’s listing standards defines an “independent director” as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The following persons shall not be considered independent:

•

A director who is, or at any time during the past three years was, employed by the company;

•

A director who accepted or who has a Family Member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a Family Member who is an employee (other than as an executive officer) of the company; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.  Provided, however, that in addition to the requirements contained in this paragraph, audit committee members are also subject to additional, more stringent requirements under Rule 4350(d).

•

A director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

•

A director who is, or has a Family Member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs.

•

A director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

•

A director who is, or has a Family Member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.

We hope to add qualified independent members of our board of directors at a later date, depending upon our ability to reach and maintain financial stability.

Audit Committee

The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board when performing the functions of what would generally be performed by an audit committee.  The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting.  In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

Nomination Committee

Our size and the size of our board, at this time, do not require a separate nominating committee.  When evaluating director nominees, our directors consider the following factors:

•

The appropriate size of our board of directors;

•

Our needs with respect to the particular talents and experience of our directors;

•

The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;

•

Experience in political affairs;

•

Experience with accounting rules and practices; and

•

The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience.  In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem are in our best interests as well as our stockholders.  In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service.  Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination.  If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above.  Current members of the board are polled for suggestions as to individuals meeting the criteria described above.  The board may also engage in research to identify qualified individuals.  To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.  The board does not typically consider stockholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, the directors and certain of the officers, and persons holding more than 10 percent of our common stock are required to file forms reporting their beneficial ownership of our common stock and subsequent changes in that ownership with the Securities and Exchange Commission.  Such persons are also required to furnish management with copies of all forms so filed.  Since we are not a reporting company under the Exchange Act, none of our officers and directors and persons holding more than 10 percent of our common stock is required to file any such reports.

Communication with Directors

Stockholders and other interested parties may contact any of our directors by writing to them at VR Holdings, Inc., at 1615 Chester Road, Chester, Maryland 21619, Attention: Corporate Secretary.

Our board has approved a process for handling letters received by us and addressed to any of our directors.  Under that process, the Secretary reviews all such correspondence and regularly forwards to the directors a summary of all such correspondence, together with copies of all such correspondence that, in the opinion of the Secretary, deal with functions of the board or committees thereof or that he otherwise determines requires their attention.  Directors may at any time review a log of all correspondence received by us that are addressed to members of the board and request copies of such correspondence.

Conflicts of Interest

With respect to transactions involving real or apparent conflicts of interest, we have adopted written policies and procedures which require that:

•

The fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval;

•

The transaction be approved by a majority of our disinterested outside directors; and

•

The transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Code of Ethics for Senior Executive Officers and Senior Financial Officers

We have adopted an amended Code of Ethics for Senior Executive Officers and Senior Financial Officers that applies to our president, chief executive officer, chief operating officer, chief financial officer, and all financial officers, including the principal accounting officer.  The code provides as follows:

•

Each officer is responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by us with the Securities and Exchange Commission or disclosed to our stockholders and/or the public.

•

Each officer shall immediately bring to the attention of the audit committee, or disclosure compliance officer, any material information of which the officer becomes aware that affects the disclosures made by us in our public filings and assist the audit committee or disclosure compliance officer in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the Securities and Exchange Commission.

•

Each officer shall promptly notify our general counsel, if any, or the president or chief executive officer as well as the audit committee of any information he may have concerning any violation of our Code of Business Conduct or our Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

•

Each officer shall immediately bring to the attention of our general counsel, if any, the president or the chief executive officer and the audit committee any information he may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business, by us or any of our agents.

•

Any waiver of this Code of Ethics for any officer must be approved, if at all, in advance by a majority of the independent directors serving on our board of directors.  Any such waivers granted will be publicly disclosed in accordance with applicable rules, regulations and listing standards.

We will post a copy of our Code of Ethics on our website, once it has been established.  In addition, we have attached a copy of our Code of Ethics to the registration statement with respect to this prospectus.  We will provide to any person without charge, upon request, a copy of our Code of Ethics.  Any such request should be directed to our corporate secretary at the address listed below in the next paragraph.  The information contained in our website shall not constitute part of this prospectus.

Our principal executive offices are located at 1615 Chester Road, Chester, Maryland 21619, telephone and telecopier number (443) 519-0129, and email cfausa100@aol.com.

Summary of Cash and Certain Other Compensation

At present we have only two executive officers.  The compensation program for future executives will consist of three key elements which will be considered by a compensation committee to be appointed:

•

A base salary;

•

A performance bonus; and

•

Periodic grants and/or options of our common stock.

Base Salary.  Our chief executive officer and all other senior executive officers receive compensation based on such factors as competitive industry salaries, a subjective assessment of the contribution and experience of the officer, and the specific recommendation by our chief executive officer.

Performance Bonus.  A portion of each officer’s total annual compensation is in the form of a bonus.  All bonus payments to officers must be approved by our compensation committee based on the individual officer’s performance and company performance.

Stock Incentive.  Stock options are granted to executive officers based on their positions and individual performance.  Stock options provide incentive for the creation of stockholder value over the long term and aid significantly in the recruitment and retention of executive officers.  The compensation committee considers the recommendations of the chief executive officer for stock option grants to executive officers (other than the chief executive officer) and approves, disapproves or modifies such recommendation.  See “Market Price of and Dividends on our Common Equity and Related Stockholder Matters - Securities Authorized for Issuance under Equity Compensation Plans.”

Summary Compensation Table

The following table sets forth, for our named executive officers for the two completed fiscal years ended September 30, 2008 and 2009:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
John E. Baker (1)	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
John E. Baker (1)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Lamar Neville (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Lamar Neville (2)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

__________

(1)

Mr. Baker is our chairman of the board, president, and chief financial officer.

(2)

Mr. Neville is our secretary, treasurer, and director.

It is uncertain when, if ever, we will be in a position to compensate any of our officers or directors. Before we can expect to provide for officer salaries, we will have to obtain a monetary victory in our lawsuits. See “Business – Legal Proceedings.”

Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers as of the end of our last completed fiscal year, September 30, 2009:

	Option Awards					Stock Awards
Name (1) (2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John E. Baker	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Lamar Neville	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

__________

(1)

Mr. Baker is our chairman of the board, president, and chief financial officer.

(2)

Mr. Neville is our secretary, treasurer, and director.

Employment Agreements

As of the date of this prospectus, we do not have any employment agreements with any of our officers or any employees, inasmuch as we do not have any employees.

Director Compensation

Our directors do not receive compensation for their services as directors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

During the last two fiscal years, we have had no changes in or disagreements with our accountants on accounting and financial disclosure.  The financial statements included in this prospectus were audited by GBH CPAs, PC.

CERTAIN TRANSACTIONS

Deoghe Corp. owned and controlled by Mr. and Mrs. Morton M. Lapides, Sr., owns 314,681,091 shares of our common stock, which represent approximately 79.8 percent of our issued and outstanding common stock as of the date of this prospectus.  The result of the ownership of our common stock by Deoghe Corp. is that it has voting control on all matters submitted to our stockholders for approval and are able to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions.  Deoghe Corp. acquired the shares of our common stock as a result of the assignment of the interests of Mr. and Mrs. Lapides to Deoghe Corp. on July 25, 2006 in the litigation described in “Business – Legal Proceedings.” On July 25, 2006 Deoghe Corp. received 314,681,091 shares of our common stock in connection with our reorganization. See "Principal Stockholders."

The Cancer Foundation, Inc., a charitable foundation formed by members of the family of Mr. Lapides, whose trustees are Barry L. Dahne, John E. Baker, and Lamar Neville, acquired 27,820,643 shares our common stock on July 25, 2006 as a contribution to the foundation.  Messrs. Baker and Neville are two of our directors and executive officers.  See “Principal Stockholders.”

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of all shares of our common stock as of the date of this prospectus by:

•

Each person who owns beneficially more than five percent of the outstanding shares of our common stock;

•

Each director of VRH;

•

Each named executive officer of VRH; and

•

All directors and officers of VRH as a group.

	Shares of Common Stock Beneficially Owned (2)
Name of Beneficial Owner (1)	Number	Percent
John E. Baker	10,000,000	2.5
Lamar Neville	-0-	-0-
Harry J. Conn	-0-	-0-
All directors and officers as a group (three persons)	10,000,000	2.5
Deoghe Corp. (3)	314,681,091	79.8
The Cancer Foundation, Inc. (4)	27,273,643	6.9

________

(1)

Unless otherwise indicated, the address for each of these stockholders is c/o VR Holdings, Inc., at 1615 Chester Road, Chester, Maryland 21619.  Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock or preferred stock which he beneficially owns.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  As of the date of this prospectus, there were issued and outstanding 394,108,343 shares of our common stock.

(3)

Deoghe Corp. is a Maryland corporation, located at 2077 Maidstone Farm Road, Annapolis, Maryland 21409.  The executive officers and directors are Morton M. Lapides, Sr., chairman and president, and Pamela Lapides, secretary and treasurer.  The controlling stockholders are Mr. and Mrs. Lapides.  Deoghe’s principal business is a holding company.  During the last five years, Deoghe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The consideration for the purchase of our shares was in connection with the reorganization of VR Holdings, and in settlement of all claims against VR Holdings by Deoghe.  Deoghe does not have any plans which relate to or would result in: (a) the acquisition by any person of additional securities of VRH, or the disposition of securities of VRH; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving VRH or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of VRH or any of its subsidiaries; (d) any change in the present board of directors or management of VRH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of VRH; (f) any other material change in VRH’s business or corporate structure; (g) Changes in VRH’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of VRH by any person; (h) causing a class of securities of VRH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of VRH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

(4)

The Cancer Foundation, Inc., is a 501(c)(3) non-profit Maryland corporation, located at No. 2 Pomona East 305, Baltimore, Maryland 21208.  The Cancer Foundation is a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder.  The trustees and executive officers of The Cancer Foundation are Barry L. Dahne, John E. Baker, and Lamar Neville.  Messrs. Baker and Neville are two of our directors and executive officers.  Mr. Dahne is president of The Cancer Foundation.  The Cancer Foundation’s principal business is charity.  During the last five years, The Cancer Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  As a result of his treatment at John Hopkins Hospital for pancreatic cancer, Mr. Lapides decided to donate $75,000,000 to John Hopkins Hospital and $5,000,000 to other research institutions for cancer research.  This gift was to be made by The Cancer Foundation, Inc.  The source of the funding by The Cancer Foundation was to be an $80,000,000 gift by the companies owned by Mr. Lapides which turned out to be VR Holdings, Inc.  With the destruction of VR Holdings by the actions allegedly taken by various parties as described in this prospectus, Mr. Lapides no longer had the ability to make this contribution, and the intended contribution became a claim of The Cancer Foundation.  On July 25, 2006, the $80,000,000 claim plus interest of The Cancer Foundation was exchanged By VR Holdings for 27,820,643 shares of the common stock of VR Holdings, Inc. using the exchange rate of $4.47 of claim value for every share of VR Holdings common stock..  The Cancer Foundation does not have any plans which relate to or would result in: (a) the acquisition by any person of additional securities of VRH, or the disposition of securities of VRH; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving VRH or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of VRH or any of its subsidiaries; (d) any change in the present board of directors or management of VRH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of VRH; (f) any other material change in VRH’s business or corporate structure; (g) Changes in VRH’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of VRH by any person; (h) causing a class of securities of VRH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of VRH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Other as stated above:

•

There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of VRH; and

•

There are no arrangements or understandings with respect to election of directors or other matters.

DESCRIPTION OF SECURITIES

The authorized capital stock of VRH consists of 550,000,000 shares of common stock, $0.000001 par value per share per share (the “common stock”).  As of the date of this prospectus, 394,108,343 shares of our common stock were issued and outstanding, held by 105 stockholders.

The following description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of VR Holding’s certificate of incorporation and bylaws.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders.  The holders of the common stock have the sole right to vote, except as otherwise provided by law, or by our certificate of incorporation.

In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds, subject to the payment of preferential dividends or other restrictions on dividends.  In the event of the dissolution, liquidation or winding up of VRH, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all our liabilities.

The holders of the common stock do not have cumulative voting rights or preemptive rights to acquire or subscribe for additional, unissued or treasury shares in accordance with the laws of Delaware.  The holders of more than 50 percent of the issued and outstanding shares of the common stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of the common stock voting for the election of the directors will be unable to elect any person or persons to the board of directors.  All outstanding shares of the common stock are fully paid and nonassessable.

The laws of the State of Delaware provide that the affirmative vote of a majority of the holders of the outstanding shares of our common stock entitled to vote thereon is required to authorize any amendment to our certificate of incorporation, any merger or consolidation of VRH with any corporation, or any liquidation or disposition of any substantial assets of VRH.

Warrants

As of the date of this prospectus, we have not issued any warrants to purchase shares of our common stock, although we may do so in the future.

Options

As of the date of this prospectus, we have not issued any options to purchase shares of our common stock, although we may do so in the future.

In the future, we anticipate adopting a stock option plan for the benefit of our management and employees.  Although our board of directors has held preliminary discussions regarding the adoption of such a plan, the board has yet to discuss the potential eligibility requirements of such a plan or the potential number of shares of our common stock subject to options granted under such a plan.

Transfer Agent

The transfer agent of our common stock is Island Stock Transfer, 100 Second Avenue South, Suite 705S, St. Petersburg, Florida 33701, telephone (727) 289-0010, telecopier (727) 289-0069, and email dave@islandstocktransfer.com.

CERTAIN PROVISIONS OF OUR
CERTIFICATE OF INCORPORATION AND BYLAWS

General

Provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders, such as the ability of our board of directors to issue shares of our common and preferred stock and to set the voting rights, preferences, and other terms of our preferred stock without further stockholder action.  These provisions could also delay or frustrate the removal of incumbent directors or the assumption of control of our board of directors by our stockholders, and may be deemed to discourage takeover attempts, mergers, tender offers, or proxy contests not first approved by our board of directors, which some stockholders may deem to be in their best interests.

Board of Directors

The business and affairs of VRH are managed under the direction of our board of directors, which currently consists of three members.  The number of members on our board of directors is fixed by, and may be increased or decreased from time to time by, the affirmative vote of a majority of the members at any time constituting our board of directors.

Newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other causes shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.  Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term for which the new directorship was created or the vacancy occurred and until the director’s successor shall have been elected and qualified or until his earlier death, resignation, or removal.  No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.  Our board of directors may not have less than one member.

Whenever the holders of any class or series of our capital stock are entitled to elect one or more directors under any resolution or resolutions of our board of directors designating a series of our preferred stock, vacancies and newly created directorships of a class or series may be filled by a majority of the directors then in office elected by the applicable class or series, by a sole remaining director so elected, or by the unanimous written consent, or the affirmative vote of a majority of the outstanding shares of the class or series entitled to elect the directors.

Any director may be removed from office only by the affirmative vote of the holders of a majority of the combined voting power of our then outstanding shares of capital stock entitled to vote at a meeting of stockholders called for that purpose, voting together as a single class.

Meetings of Stockholders

Our certificate of incorporation provides that a special meeting of our stockholders may only be called by:

•

Our chief executive officer;

•

The holders of at least 10 percent of the outstanding shares of our capital stock entitled to vote at the proposed special meeting; or

•

Our board of directors by means of a duly adopted resolution.

Special stockholder meetings may not be called by any other person or in any other manner.  Our bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at the special meeting.

The next annual meeting of our stockholders will be held in 2010, on a date and at a place and time designated by our board of directors.

Limitation of Liability

Our certificate of incorporation provides that any director or officer of VRH shall not be personally liable to us or our stockholders for damages as a result of any act or failure to act in his capacity as a director or officer; provided, however, the provision shall not eliminate or limit the liability of a director or officer:

•

If it is proven that his act or failure to act constituted a breach of his fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law; or

•

Under Delaware law.

Indemnification.  Our certificate of incorporation provides that VRH shall indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by VRH or in its right, by reason of the fact that he is or was a director, officer, employee, or agent of VRH, or is or was serving at our request as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if:

•

The liability did not result from any act or failure to act which constituted a breach of that person’s fiduciary duties in his capacity as a director or officer, and involved intentional misconduct, fraud, or a knowing violation of law; or

•

The person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

Further, our certificate of incorporation permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by VRH or in its right, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of VRH, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with defense or settlement of the action or suit, if:

•

The liability did not result from any act or failure to act which constituted a breach of that person’s fiduciary duties in his capacity as a director or officer, and involved intentional misconduct, fraud or a knowing violation of law; or

•

The person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests.

However, we are prohibited from indemnifying any person with respect to any action, suit, or proceeding by a court of competent jurisdiction, if he has been finally adjudged to be liable to VRH, unless, and only to the extent that, the court of competent jurisdiction determines upon application that the person is fairly and reasonably entitled to indemnification in view of all the circumstances of the case.

Our bylaws contain similar indemnification and limitation of liability provisions.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling VRH under the indemnification provisions, or otherwise, VRH is aware that, in the opinion of the SEC, the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Amendment of Bylaws

Under our certificate of incorporation, our bylaws may be amended by our board of directors or by the affirmative vote of the holders of at least a majority of the combined voting power of the outstanding shares of our capital stock then outstanding and entitled to vote, voting together as a single class.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our certificate of incorporation permits us to limit the liability of our directors to the fullest extent permitted under the Delaware General Corporation Law.  As permitted by the Delaware General Corporation Law, our bylaws and certificate of incorporation also include provisions that eliminate the personal liability of each of our officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of VRH.  To the fullest extent allowed by the Delaware General Corporation Law, we will defend, indemnify and hold harmless our directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability.  However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer’s or director’s own negligence or misconduct in the performance of duty.

The provisions of our bylaws and certificate of incorporation regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our certificate of incorporation or bylaws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions.  No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time.  Under the terms of this offering, the shares of our common stock offered may be resold without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by VRH in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale.  Such shares may be sold only pursuant to an effective registration statement filed by VRH or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

Rule 144

In general, Rule 144 promulgated by the Securities and Exchange Commission pursuant to the Securities Act, provides:

•

If the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, a minimum of six months must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquirer or any subsequent holder of those securities.

•

If the issuer of the securities is not, or has not been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquirer or any subsequent holder of those securities.

•

Except as provided in Rule 144, the amount of securities sold for the account of an affiliate of the issuer in reliance upon this section shall be determined as follows: If any securities are sold for the account of an affiliate of the issuer, regardless of whether those securities are restricted, the amount of securities sold, together with all sales of securities of the same class sold for the account of such person within the preceding three months, shall not exceed the greatest of: (A) one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the issuer, or (B) the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice required by paragraph (h) of Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or (C) the average weekly volume of trading in such securities reported pursuant to an effective transaction reporting plan or an effective national market system plan during the four-week period specified in paragraph (e)(1)(ii) of Rule 144.

Special provisions for “Shell Companies.”  The provisions of Rule 144 providing for the six month holding period are not available for the resale of securities initially issued by a “shell company” which is defined as an issuer, other than a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB, that has no or nominal operations; and either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets; or an issuer that has been at any time previously an issuer described in paragraph (i)(1)(i) of Rule 144.

Notwithstanding paragraph (i)(1) of Rule 144, if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports, and has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC.

The term “Form 10 information” means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144.  The Form 10 information is deemed filed when the initial filing is made with the SEC.

VRH has filed Form 10 information by virtue of the filing of the registration statement with respect to this prospectus.  Consequently, the investors in our common stock whose shares are not registered for resale by means of this prospectus and who are still subject to the requirements of Rule 144 will be able to sell their shares one year after the filing of the, assuming the investors have met all of the other requirements of Rule 144, absent a registration statement or other exemption from registration as discussed in this prospectus.

In order for Rule 144 to be available, VRH must have certain information publicly available.  We plan to publish information necessary to permit transfer of shares of our common stock in accordance with Rule 144 of the Securities Act, inasmuch as we have filed the registration statement with respect to this prospectus.

SELLING STOCKHOLDERS

We have two stockholders who own 26,000,000 shares of our common stock who may want to sell their shares.  Each selling stockholder may from time to time offer and sell any or all of its shares that are registered under the registration statement of which this prospectus is a part.  Because no selling stockholder is obligated to sell its shares, and because the selling stockholders may also acquire publicly traded shares of our common stock, we can only estimate how many shares each selling stockholder will own after the offering.  In this prospectus, the term “selling stockholder” includes each stockholder, and its transferees, pledgees, donees, assignees, or other successors in interest.

All expenses incurred with respect to the registration of our common stock to be covered by the registration statement with respect to this prospectus will be borne by VRH, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling stockholder in connection with its sale of shares.

All of the securities to be offered pursuant to the registration statement by the selling stockholders will be offered from time to time offer and for sale pursuant to the registration statement up to an aggregate of 26,000,000 shares of our common stock.  The selling stockholders received their shares in exchange for services or claims in private placements of our common stock, as follows:

•

On May 29, 2009, we issued 1,000,000 to Maurice A Sone for legal services rendered and in settlement of all claims against VR Holdings.

•

On May 29, 2009, we issued 25,000,000 shares to John Foster Woods for legal services rendered and in settlement of all claims against VR Holdings.

During the last five years, none of the selling stockholders has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.  Further, there has been no material relationship between any selling stockholder and VRH.

The following table sets forth, with respect to each selling stockholder:

•

The number of shares of our common stock beneficially owned as of the date of this prospectus and prior to the offering contemplated hereby;

•

The maximum number of shares of our common stock which may be sold by the selling stockholder under this prospectus; and

•

The number and percentage of shares of our common stock which will be owned after the offering by the selling stockholder, assuming that all of the shares offered are sold by the selling stockholder.

Name of Stockholder	Relationship	Common Stock Owned Before the Offering	Common Stock Which May Be Offered	Common Stock Owned After the Offering	Percent of Common Stock Owned After the Offering
Maurice A. Sone	Stockholder	1,000,000	1,000,000	-0-	-0-
John Foster Woods	Stockholder	25,000,000	25,000,000	-0-	-0-
Total		26,000,000	26,000,000	-0-	-0-

PLAN OF DISTRIBUTION

In addition to the registration for resale of the selling stockholders described above, through this prospectus, we are offering up to 5,644,346 shares of the common stock of VR Holdings to various claimants of the VRH Subsidiaries. See "Prospectus Summary - The Offering" beginning on page 1 of this prospectus.

All of the shares to be offered to the claimants pursuant to this prospectus will be offered directly on a "best efforts" basis by our president, John E. Baker. We will not receive any proceeds from the issuance of these shares of our common stock to the claimants. No fees will be paid to Mr. Baker in the sale of any shares of our common stock in settlement of various claims pursuant to this prospectus. We will bear all costs associated with the registration.

In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and we comply with the requirements of state law.

This offering may be terminated in the event that, among other things

•

Certain specified actions, usually associated with extremely adverse economic and market conditions, have been taken by the principal national securities exchanges or by governmental authorities; or

•

Other events have occurred or are pending or threatened which, in our judgment, materially impair the investment quality of the shares.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Norman T. Reynolds Law Firm.

EXPERTS

The financial statements for the two most recent fiscal years ended September 30, 2009 and 2008 and the period from July 25, 2006 (date of re-entrance into development stage) to September 30, 2009 have been audited by GBH CPAs, PC, independent registered public accounting firm, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding our ability to continue as a going concern, appearing elsewhere herein and in this prospectus, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

REPORTS TO STOCKHOLDERS

We will furnish our stockholders with an annual report which describes the nature and scope of our business and operations for the prior year and which will contain a copy of our audited financial statements for our most recent fiscal year.

WHERE YOU CAN FIND MORE INFORMATION

Once the prospectus with respect to the registration statement that we intend to file with the SEC becomes effective, we will be subject to the informational requirements of the Exchange Act, and must file reports, proxy statements and other information with the SEC, such as current, quarterly and annual reports on Forms 8-K, 10-Q and 10-K.  See “Plan of Distribution.”  Our executive officers, directors and beneficial owners of 10 percent or more of our common stock will also file reports relative to the acquisition or disposition of shares of our common stock or acquisition, disposition or exercise of any of our common stock purchase options or warrants.  These filings will be a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Further, the SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

Schedule A

The Creditors of Valley Rivet Company, Inc.

Schedule A

The Creditors of Valley Rivet Company, Inc.

Name	Amount	x 4.511	Shares (Column C- Divided by 13.41)
Dana Commercial Credit	519,112	2,341,714.23	174,624
MGF Industries Corp.	517,870	2,336,112.61	174,207
Cooter & Mangold	500,000	2,255,500.00	168,195
Atlantic Wire Company	317,221	1,430,983.25	106,710
NiFast Corporation	258,267	1,165,042.44	86,879
Commercial Lenders (Four)	200,000	902,200.00	67,278
Carpenter Technology	165,425	746,234.34	55,648
Monarch Metals, Inc.	158,776	716,238.63	53,411
Zapp USA, Inc.	126,346	569,948.34	42,502
Electronic Plating Co	89,308	402,868.31	30,042
Belmont Plating Works, Inc.	81,266	366,592.46	27,337
Copper & Brass International	75,866	342,232.38	25,521
Craftsman Piltg. & Tinning	67,036	302,397.91	22,550
New Age Rebuilders, Inc.	61,185	276,005.54	20,582
Cincinnati Metals Co.	56,535	255,030.78	19,018
Tru-Spec Metals, Inc.	49,983	225,473.36	16,814
Stetson & Associates Ltd.	46,516	209,835.35	15,648
Morgan O'Hare, Inc.	45,912	207,111.02	15,445
Sivaco Qoebec	44,123	199,040.07	14,843
Unicome Energy	40,786	183,985.60	13,720
Standfast Packaging	38,970	175,793.35	13,109
Tru-Spec Metals, Inc.	38,595	174,102.81	12,983
Tipper Tie, Inc.	38,046	171,626.41	12,798
Ugine Stainless & Alloys	35,758	161,304.25	12,029
Metal Arts Finishing	34,161	154,099.91	11,491
Elyria Plating Corp.	32,974	148,744.09	11,092
Metals Technology Corp.	32,661	147,335.08	10,987
Phifer Wire Products	32,156	145,057.79	10,817
HMO Illinois	30,632	138,181.81	10,304
V.R. Holdings, Inc.	29,592	133,489.06	9,954
The Custom Companies	29,461	132,898.86	9,910
McGuire Woods Battle & Boothe	28,173	127,088.12	9,477
USF Holland, Inc.	27,281	123,063.91	9,177
O.E.M. Components, Inc.	26,703	120,459.31	8,983
Reznick Fedder & Silverman	26,242	118,377.66	8,828
Northwestern Plating Works	25,738	116,103.89	8,658
ITG Carbide Products Co.	25,049	112,994.91	8,426
United Parcel Service	25,020	112,864.45	8,416
Bill, Oliver WCO	24,383	109,991.40	8,202
Benz Oil Inc.	23,996	108,247.44	8,072
Charles F. Wheatley, Jr.	23,896	107,794.86	8,038
Rock RiverTool and Die	21,115	95,250.17	7,103
Tryson Metal Stampings	20,469	92,334.40	6,885
SWD, Inc.	19,847	89,530.90	6,676
Riseling Motor Express	19,405	87,536.81	6,528
Imperial Punch & MFG Inc.	17,825	80,407.45	5,996
Winston & Strawn	17,465	78,782.59	5,875
Romac International, Inc.	17,000	76,687.00	5,719
Diamont Precision Road	16,780	75,694.44	5,645
Carlo Salvi USA Inc.	16,178	72,979.63	5,442

Spherion	15,600	70,371.60	5,248
USF Dugan Inc.	15,329	69,147.77	5,156
All-Spec Sales, Inc.	14,281	64,419.83	4,804
MSI	13,879	62,605.91	4,669
White Oak Group	13,250	59,772.24	4,457
Dreyer Medical Clinic	13,070	58,958.77	4,397
Carrington South Wales	12,832	57,885.38	4,317
CLC Lubricants	12,821	57,834.18	4,313
Herman Wexler	12,577	56,737.01	4,231
Con-Way Transportation	12,534	56,540.33	4,216
Cook County Collector	12,513	56,443.89	4,209
West Coast Marketing	12,319	55,572.41	4,144
Safeco Credit Company, Inc.	12,135	54,740.89	4,082
Beneke Alum Wire	12,122	54,681.08	4,078
Precisoin Header Tooling	11,785	53,160.69	3,964
G&K Services (So. Chicago)	11,335	51,130.18	3,813
R&L Carriers, Inc.	11,179	50,430.41	3,761
Reardon Components LLC	11,104	50,089.38	3,735
Wheeler Industrial Corp.	10,829	48,850.75	3,643
Martin Nelson & Associaters	10,763	48,550.49	3,620
Richsal Corp.	10,680	48,175.22	3,592
Corddray Corporation	10,526	47,480.76	3,541
Interstate Pallet Co.	10,397	46,899.56	3,497
Industrial Motor Service	9,216	41,572.16	3,100
Lorain County Treasurer	9,162	41,331.36	3,082
PRI	9,000	40,599.00	3,028
Rayno Rivet Specialties	8,982	40,516.31	3,021
City of Aurora	8,705	39,269.88	2,928
Old Dominion Freight	8,701	39,250.03	2,927
Balzers Tool Coating Inc.	8,488	38,288.74	2,855
V&W Machining, Inc.	8,440	38,071.04	2,839
Effluent Technology, Inc.	8,080	36,448.88	2,718
Hi-Temp Inc.	7,515	33,898.27	2,528
Bowden Ind. Inc.	7,289	32,880.00	2,452
DLP Coatings, Inc.	7,091	31,987.10	2,385
Cambria Sales Co.	6,910	31,168.75	2,324
DB Metal Finishing	6,839	30,851.68	2,301
Cook County Collector	6,595	29,752.21	2,219
Star Metal Products	6,394	28,845.00	2,151
Vater-McCullough Assoc.	6,293	28,386.32	2,117
Ohio Edison	6,099	27,512.41	2,052
Jameson Industrial Technolog	5,847	26,375.28	1,967
United States Life Insurance	5,554	25,055.27	1,868
Dreyer Medical Group	5,451	24,589.73	1,834
Chicago Anodizing Company	4,965	22,395.99	1,670
N. Moore & Associates	4,845	21,857.87	1,630
Master Hydraulics	4,839	21,827.96	1,628
Feece Oil Co.	4,796	21,633.67	1,613
Valley Header Die	4,657	21,007.64	1,567
Office Depot, Inc.	4,619	20,836.31	1,554
Nichols Wire Inc.	4,382	19,769.01	1,474
All Pins Incorporated	4,366	19,696.29	1,469
Ohio Metallurgical Service	4,229	19,076.66	1,423
BCC Capital Partners, LLC	4,194	18,919.54	1,411
Atlantic Mutual	4,183	18,869.51	1,407

Old Second Bank	4,141	18,678.92	1,393
Ross & Hardies	4,125	18,609.81	1,388
Fitzgerald' Electrical	4,106	18,521.99	1,381
Lorain County Treasurer	4,106	18,520.36	1,381
Cintas Corp. #033	4,036	18,207.43	1,358
Excel Container, Inc.	4,010	18,087.31	1,349
The Hartford	3,942	17,782.36	1,326
\Safety Kleen	3,651	16,469.66	1,228
Motion Industries, Inc.	3,519	15,876.33	1,184
Artlip and Sons, Inc.	3,450	15,562.95	1,161
Ideal Uniform Service	3,450	15,560.97	1,160
Watkins Motor Lines, Inc.	3,385	15,269.96	1,139
General Packaging Systems, I	3,254	14,676.81	1,094
Commonwealth Edison	2,954	13,324.14	994
EAI, Inc	2,938	13,253.32	988
Martin Industries	2,902	13,089.57	976
Industrial Steel & Wire Co.	2,895	13,059.16	974
Scott Lift Truck Corporation	2,880	12,991.68	969
Ameritech	2,842	12,822.38	956
Buckeye Boxes, Inc.	2,775	12,518.39	934
Waste Management West	2,733	12,328.02	919
Nardone Pridgeon & Co., P.A.	2,689	12,129.85	905
OSG Tap & Die	2,633	11,879.04	886
Qwest Commercial Services	2,546	11,487.04	857
Nobal Enterprises, Inc.	2,520	11,367.54	848
James P. McCormick	2,517	11,352.29	847
R.A. Phillips, Inc	2,488	11,225.26	837
Reed Machinery & Transp.	2,485	11,209.84	836
Fort Dearborn Life Ins.	2,394	10,800.42	805
A-1 Air Compressor Corp.	2,358	10,636.58	793
R&D, Inc	2,354	10,618.85	792
McMaster--Carr	2,260	10,193.37	760
Buck-Hilkert, Inc.	2,205	9,947.97	742
Rademaker, Matty, McClelland	2,169	9,782.10	729
Smith-Bollinger & Co., Inc.	2,149	9,692.24	723
Ace Hardware	2,106	9,502.33	709
Varough Oil Inc.	2,077	9,367.09	699
Cincinnati Tool Steel	2,074	9,355.72	698
Julian W. Perkins, Inc.	2,053	9,260.41	691
Sterling Die Operation	1,989	8,972.38	669
East Tennessee Conveyors, Inc.	1,950	8,796.45	656
Factory Cleaning Equipment	1,937	8,739.66	652
Rol-Flo Engineering Inc.	1,921	8,665.63	646
Shapiro and Olander	1,912	8,622.87	643
Aurora Lift Truck SVC	1,789	8,068.69	602
Serive Master Chesapeake	1,718	7,748.77	578
DEJA Inc	1,636	7,381.57	550
Mann Forms, Inc.	1,619	7,305.11	545
Ohio BWC	1,569	7,076.63	528
Sterling Wire Products, Inc.	1,539	6,942.43	518
Amoco Oil Company	1,519	6,852.57	511
Fastenal Company	1,516	6,840.16	510
Ikon Office Solutions	1,512	6,821.13	509
A-1 Outdoor Maintenance	1,500	6,766.50	505
Federal Express Corp.	1,484	6,694.73	499

Central Inc	1,454	6,557.46	489
Alarm Detection Systems	1,452	6,549.88	488
St. Charles Electric Company	1,436	6,475.99	483
Fox Metro W.R.D.	1,396	6,298.89	470
Mettler Toledo Scales &	1,385	6,248.37	466
Chicago Suburban Express	1,340	6,046.63	451
Larue Maintenance Corp.	1,300	5,864.30	437
Underwriters Laboratories IN	1,283	5,789.19	432
U.S. Filter Corp.	1,271	5,732.22	427
Diversified Air Systems	1,245	5,616.60	419
Provena Mercy Center	1,222	5,510.82	411
T.S. Expediting Services, IN	1,199	5,409.32	403
Transport Clearings	1,080	4,871.88	363
Chemsafge International	1,038	4,682.10	349
Crescent Electric Supply	1,029	4,642.00	346
Century Business Foms	1,011	4,558.37	340
Sears	1,009	4,552.00	339
Bearing Headquarters Co.	1,000	4,512.17	336
Mike-Rite Corp	987	4,453.26	332
American Freightways	963	4,341.88	324
Orttech, Inc.	948	4,277.87	319
MSC Industrial Supply Co.	900	4,061.25	303
Jacob Anodizing Corp.	870	3,924.57	293
Accurate Rivet Mfg. Co.	871	3,928.63	293
Royal Supply, Inc.	868	3,915.82	292
Lorbern Mfg., Inc.	864	3,897.23	291
Unified Automation Integrati	864	3,895.25	290
Drive Systems Technology	862	3,889.43	290
Consolidated Electrical Dist	851	3,840.21	286
Binge & English	825	3,723.20	278
AT&T - MD	825	3,720.45	277
Sterling Transporation Serv.	818	3,691.22	275
Skid Recycling Inc.	809	3,650.53	272
Gleason Sales Company	804	3,627.07	270
Yellow Freight Systems, Inc.	788	3,555.21	265
ABB Automation, Inc.	782	3,529.00	263
Sunnen Products Co.	771	3,478.12	259
Storage U.S.A.	768	3,464.45	258
Anderson Controls, Inc.	765	3,449.61	257
Dun-Rite Reamers, Inc.	745	3,360.02	251
Masterman, LLP	737	3,322.40	248
Nobert Plating Co.	728	3,285.59	245
Fuchs Lubricants Co.	726	3,274.22	244
Danly Die Set	723	3,263.66	243
Fleming Hanson Sales	722	3,254.96	243
Pitneyworks	715	3,224.78	240
Firstar	693	3,127.48	233
J&S Precision Sorking Inc.	688	3,104.47	232
American First Aid Services	680	3,065.22	229
Englewood Electrical	665	3,001.28	224
Rogers L E Company	657	2,961.79	221
BFI	650	2,931.92	219
Avaya Financial Services	646	2,912.21	217
Neopost	636	2,866.79	214
Ford Motor Credit Co.	600	2,706.60	202

Every Ready Pin & Mfg. Co.	574	2,591.34	193
Nicor	570	2,570.14	192
Reliance Standard Life I	564	2,545.92	190
Custom Code/Mark, Inc.	548	2,473.70	184
Lang Equipment Co.	538	2,427.32	181
Bankers	535	2,415.60	180
Solar Deburring Inc.	535	2,413.39	180
Waterbury Headers Corp.	528	2,383.61	178
Public Storage	516	2,326.77	174
Hinckley Springs Water Comp.	510	2,299.12	171
Internet Connect	507	2,287.08	171
Bullet Freight Systems	505	2,275.80	170
R.E.M. Sales	502	2,266.10	169
Commonwealth Copy Product	496	2,236.24	167
Certanium Alloys Company	487	2,197.71	164
H&W Motor Express Company	477	2,152.11	160
Dobie Pallets, Inc.	475	2,142.73	160
MBC, Inc.	455	2,052.96	153
Shell	448	2,020.61	151
ATA Alarms	442	1,993.86	149
Provident Life/Accident	443	1,997.65	149
Valley Supply & Tool Co.	438	1,977.22	147
Roadway Express	416	1,875.04	140
Aurora Tri-State Fire	414	1,869.40	139
Verizon	410	1,850.73	138
Hill's	409	1,846.08	138
Size Control	407	1,834.71	137
Intercast-Inc.	406	1,829.44	136
Verizon Wireless	403	1,819.56	136
Southwest-Spray Painters	396	1,785.41	133
AT&T Trucking Co.	393	1,772.15	132
J.A. Frate, Inc.	389	1,753.20	131
Thomas Welding, Inc.	375	1,691.63	126
Clarklift of Cleveland	374	1,686.21	126
Crouse Cartage Company	366	1,652.74	123
Kloster Steel Corp.	363	1,637.36	122
Universal Superabrasives	359	1,620.35	121
Acams, Inc.	358	1,614.94	120
Euclid Steel & Wire, Inc.	355	1,601.86	119
Warren Industries, LLC	352	1,587.87	118
Onyx Waste Services, Inc.	349	1,572.08	117
Advance Packaging Systems, I	333	1,502.16	112
Malow Corporation	334	1,504.42	112
Quill Corp.	329	1,483.67	111
Carstan/Accu-Data	321	1,448.03	108
Nobles Manufacturing, Inc.	321	1,446.00	108
Office Supply Center	319	1,440.90	107
Hahn Calibration Service, IN	317	1,429.99	107
R.C. Industries, Inc.	274	1,234.16	92
Bridgeport Machines, Inc.	265	1,196.86	89
Phillips 66 Company	264	1,190.90	89
Alert Automatic Sprinklers	252	1,136.77	85
CMI International	245	1,106.10	82
Global Equipment Co.	244	1,102.40	82
Ameritech (Pagers)	239	1,076.55	80

De Anza Express, Inc.	231	1,042.04	78
Forevergreen Lawn Care, Inc.	225	1,014.98	76
Linden's Propane, Inc.	221	997.02	74
Clement Communications	220	992.28	74
Assured Welding	220	991.29	74
W.W. Grainger, Inc.	215	969.59	72
PBCC	209	941.36	70
Consolidated Freightways	206	927.60	69
Alltel Corp.	203	913.57	68
Pure Tech Systems, Inc.	200	902.20	67
Con-Way Central Express	196	885.55	66
Averitt Express, Inc.	196	885.51	66
Wm. Horn Stuctural Steel Co.	197	888.49	66
Village of Melrose Park	196	882.40	66
T&T Properties, Inc.	195	877.62	65
P&M National Sales	193	871.12	65
Conam Kawin	190	857.09	64
Overnite Transporation	185	833.09	62
Sparks Belting Company	183	826.37	62
Midwest Calibration Services	180	811.98	61
The Lincoln Company	178	802.96	60
Chicago Hi Speed	177	800.66	60
USF Logistics	174	786.76	59
Central Transport Intrnatio	171	772.46	58
Interconnect Services, Inc.	169	762.36	57
Diamond Paper Corp.	165	746.03	56
Huen Electric, Inc.	157	708.23	53
Active Propane	145	656.17	49
Pitt- Ohio Express, Inc.	140	633.03	47
J&L Industrial Supply	140	631.13	47
Dreyer, Foote Streit	140	630.41	47
Exxon/GECC	138	622.74	46
AT&T	138	621.07	46
Columbia Gas of Ohio	133	601.32	45
American Society for Qua	132	595.45	44
Ample Supply Company	133	599.15	45
Imprint Enterprises, Inc.	131	590.04	44
Javic	131	588.69	44
Zep Mfg. Company	130	585.57	44
Carlisle Spring & Specialty	126	569.20	42
Duke's Oil Services, Inc.	125	563.88	42
ir Tuf Products	122	551.47	41
Alliance Metal Treating	117	526.88	39
Janco Supply, Inc.	115	516.69	39
Midwest Gage Laboratory	112	505.23	38
Filing Scale Co.	113	509.29	38
Quad City Testing Laboratory	111	501.85	37
Lawnalive	107	480.81	36
Economy Pest Control, Inc.	105	473.66	35
Midland Transporation	105	473.66	35
Consolidated Frtways	101	454.53	34
Midwest Filter Corporation	99	446.59	33
Ikon Office Solutions-MD	93	421.55	31
Fastek Communications, Inc.	93	419.93	31
Division of Management Servi	90	405.99	30

Wholesale Tool Co.	87	393.86	29
Zee Medical, Inc.	87	392.59	29
Dayton Freight Lines, Inc.	86	386.37	29
Occupationsl Health & Safety	79	356.37	27
One Way Express	76	340.58	25
Production Tooll Supply Co.	74	334.36	25
Automation Associates, Inc.	71	320.28	24
AT&T-MD2	68	308.87	23
Moelk Sales	69	310.31	23
Alvan Motor Freights, Inc.	67	301.47	22
Weldstar Company	66	296.42	22
DL Sales Associates	63	282.98	21
Elyria Public Utilities	60	270.30	20
Kopy Kat	58	261.28	19
Verizon Wirless	57	254.87	19
Ernest T. Johnson	55	248.11	19
Wolfenden/Ohio Air Products	54	244.68	18
Lee Spring Company	50	226.23	17
Olympic Maintenance	48	215.40	16
Lathom Pin	48	214.27	16
A&B Freight Lines, Inc.	47	209.76	16
Airborne Express	45	204.44	15
Dohrn Transfer Company	44	197.36	15
White House Artesian Springs	43	192.76	14
Enco Manufacturing Co.	39	175.52	13
W Smith Cartage	37	167.76	13
Quality Plating, Inc.	38	169.52	13
Aztec Steel Corp.	35	157.89	12
Larry & MRY'S, Inc.	34	154.41	12
Aurora Radiology Consultants	34	153.37	11
Donby Shippers Supply Co.	31	140.83	11
Compuserve Incorporated	32	143.22	11
Dayon Mfg., Inc.	30	135.33	10
T&T Equipment, Inc.	27	123.11	9
Des Moines Stamp Mfg. Co.	27	120.26	9
Stewart Stamping	25	112.78	8
Town and Country Co-Op	18	80.84	6
Toll Coating Services, Inc.	16	73.53	5
Applied Industrial Tech.	14	62.61	5
Trico Oxygen Co.	8	37.89	3
		-	0
Total 365 Claimants	4,932,938	22,252,481.20	1,659,395

Schedule B

The Creditors of Transcolor Corp. Described in

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP

Name	Amount	x 4.511	Shares (Column C- Divided by 13.41)
Dana Commercial Credit	519,112	2,341,714.23	174,624
MGF Industries Corp.	517,870	2,336,112.61	174,207
Cooter & Mangold	500,000	2,255,500.00	168,195
Atlantic Wire Company	317,221	1,430,983.25	106,710
NiFast Corporation	258,267	1,165,042.44	86,879
Commercial Lenders (Four)	200,000	902,200.00	67,278
Carpenter Technology	165,425	746,234.34	55,648
Monarch Metals, Inc.	158,776	716,238.63	53,411
Zapp USA, Inc.	126,346	569,948.34	42,502
Electronic Plating Co	89,308	402,866.31	30,042
Belmont Plating Works, Inc.	81,266	366,592.46	27,337
Copper & Brass International	75,866	342,232.38	25,521
Craftsman Pltg. & Tinning	67,036	302,397.91	22,550
New Age Rebuilders, Inc.	61,185	276,005.54	20,582
Cincinnati Metals Co.	56,535	255,030.78	19,018
Tru-Spec Metals, Inc.	49,983	225,473.36	16,814
Stetson & Associates Ltd.	46,516	209,835.35	15,648
Morgan O'Hare, Inc.	45,912	207,111.02	15,445
Sivaco Qoebec	44,123	199,040.07	14,843
Unicome Energy	40,786	183,985.60	13,720
Standfast Packaging	38,970	175,793.35	13,109
Tru-Spec Metals, Inc.	38,595	174,102.81	12,983
Tipper Tie, Inc.	38,046	171,626.41	12,798
Ugine Stainless & Alloys	35,758	161,304.25	12,029
Metal Arts Finishing	34,161	154,099.91	11,491
Elyria Plating Corp.	32,974	148,744.09	11,092
Metals Technology Corp.	32,661	147,335.08	10,987
Phifer Wire Products	32,156	145,057.79	10,817
HMO Illinois	30,632	138,181.81	10,304
V.R. Holdings, Inc.	29,592	133,489.06	9,954
The Custom Companies	29,461	132,896.86	9,910
McGuire Woods Battle & Boothe	28,173	127,089.12	9,477
USF Holland, Inc.	27,281	123,063.91	9,177
O.E.M. Components, Inc.	26,703	120,459.31	8,983
Reznick Fedder & Silverman	26,242	118,377.66	8,828
Northwestern Plating Works	25,738	116,103.89	8,658
ITG Carbide Products Co.	25,049	112,994.91	8,426
United Parcel Service	25,020	112,864.45	8,416
Bill, Oliver WCO	24,383	109,991.40	8,202
Benz Oil Inc.	23,996	108,247.44	8,072
Charles F. Wheatley, Jr.	23,896	107,794.86	8,038
Rock RiverTool and Die	21,115	95,250.17	7,103
Tryson Metal Stampings	20,469	92,334.40	6,885
SWD, Inc.	19,847	89,530.90	6,676
Riseling Motor Express	19,405	87,536.81	6,528
Imperial Punch & MFG Inc.	17,825	80,407.45	5,996
Winston & Strawn	17,465	78,782.59	5,875
Romac International, Inc.	17,000	76,687.00	5,719
Diamont Precision Road	16,780	75,694.44	5,645
Carlo Salvi USA Inc.	16,178	72,979.63	5,442

The Washington Post	677	5,159,417	385
Screen Printing Association	720	5,487,120	409
Willis Corroon Corporatoin of MD	772	5,883,412	439
Metro Copy-Print, Inc.	811	6,180,631	461
Commonwealth of Pennsylvania	910	6,935,110	517
Warren, Gorham & Lamont, Inc.	931	7,095,151	529
American Financial Printing Inc.	1,086	8,276,406	617
Handler Textile Corp.	1,090	8,306,890	619
Michael Dwyer	1,100	8,383,100	625
Belmont Processing	1,126	8,581,246	640
CSC Networks	1,170	8,916,570	665
Cavalier Intl. Air Freight, Inc.	1,435	10,936,135	816
Corporate Express	1,495	11,393,395	850
Dun & Bradstreet	1,530	11,660,130	870
Wordex Corporation	1,589	12,109,769	903
U.S. Trustee Payment Center	1,750	13,336,750	995
Gary Cary Ware & Freidenrich	1,777	13,542,517	1,010
Charles W. Lockyer, Jr.	2,147	16,362,287	1,220
Ronald G. Scheible	2,172	16,552,812	1,234
Peake Printers, Inc.	2,316	17,650,236	1,316
AT&T	2,341	17,840,761	1,330
CCH Incorporated	2,427	18,496,167	1,379
Lucen Technologies	4,086	31,139,406	2,322
AI. Credit Corp.	4,557	34,728,897	2,590
O'Melveny & Myers	4,691	35,750,111	2,666
Sutherland, Asbill & Brennan	6,624	50,481,504	3,764
Vorys Sater Sermour & Pease	7,371	56,174,391	4,189
Wieben & Wieben	9,980	76,057,580	5,672
Bell Atlantic	11,954	91,101,434	6,794
Kevin F. Donoghue	13,118	99,972,278	7,455
Decathlon Development Corp.	21,000	160,041,000	11,934
Michaels, Wishner & Bonner	21,189	161,481,369	12,042
American Credit Indemnity Co.	21,880	166,747,480	12,435
Shapiro & Olander	22,901	174,528,521	13,015
Troy & Gould	32,624	248,627,504	18,540
Whiteford, Taylor & Preston	34,149	260,249,529	19,407
Iron Mountain	40,710	310,250,910	23,136
Integrity Partners, Inc.	50,000	381,050,000	28,415
Bdo Seidman	106,505	811,674,605	60,528
Pepper Hamilton & Scheetz	108,584	827,518,664	61,709
Ally Caital Corporation	400,000	3,048,400,000	227,323
DMD Industrial Associates	405,834	3,092,860,914	230,638
91 Creditors	$1,368,494	10,429,292,774	777,725

Schedule C

Other Creditors of Transcolor Corp.

Name	Status	Number of Shares to be Issued
Ken Friedman	Investor	305,869
Douglas Goodel	Investor	10,095
Mark Gordon	Investor	5,047
George Haas	Investor	5,047
Pangria	Investor	126,190
Carl Walters	Former officer	183,631
Benchmark Bank	Lender	32,629
Miscellaneous creditors	Creditors	67,278
Total		735,786

FINANCIAL STATEMENTS

VR Holdings, Inc.

Consolidated Financial Statements

As of September 30, 2009 and 2008 and the

Years Ended September 30, 2009 and 2008 and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders

VR Holdings, Inc.

(A Development Stage Company)

Chester, Maryland

We have audited the accompanying consolidated balance sheets of VR Holdings, Inc. as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended and the period from July 25, 2006 (date of re-entrance into development stage) to September 30, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of VR Holdings, Inc. as of September 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that VR Holdings, Inc. will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has no assets and has incurred net losses which raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 2.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

GBH CPAs, PC

www.gbhcpas.com

Houston, Texas

April 28, 2010

VR Holdings, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

	September 30,	September 30,
	2009	2008
ASSETS
Total assets	$ –	$ –

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$ 1,478	$ –
Accrued interest	1,217,656	1,119,656
Notes payable	6,399,610	6,399,610
Total current liabilities	7,618,744	7,519,266

Shareholders’ deficit:
Common stock, $0.000001 par value; 550,000,000 shares authorized, 394,108,343 and 368,108,343 shares issued and outstanding, respectively	394	368
Additional paid-in capital	8,476,782	8,440,223
Accumulated deficit	(15,492,955)	(15,492,955)
Deficit accumulated during development stage	(602,965)	(466,902)
Total shareholders’ deficit	(7,618,744)	(7,519,266)

Total liabilities and shareholders’ deficit	$ –	$ –

See notes to consolidated financial statements.

VR Holdings, Inc.

(A Development Stage Company)

Consolidated Statements of Operations

	For the Year Ended September 30,		For the Period from July 25, 2006 to September 30,
	2009	2008	2009

Revenue	$ –	$ –	$ –

Expenses - General and administrative	38,063	15,000	290,976

Loss from operations	(38,063)	(15,000)	(290,976)

Other expense – interest expense	(98,000)	(98,000)	(311,989)

Net loss	$ (136,063)	$ (113,000)	$ (602,965)

Net loss per common share – basic and diluted	$ (0.00)	$ (0.00)

Weighted average number of common shares – basic and diluted	377,724,781	368,108,343

See notes to consolidated financial statements.

VR Holdings, Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Deficit

For the Years Ended September 30, 2009 and 2008 and the

Period from July 26, 2006 to September 30, 2009

	Common Stock		Additional Paid-In	Deficit Accumulated During the Development	Accumulated
	Shares	Amount	Capital	Stage	Deficit	Total

Balance at July 25, 2006	–	$ –	$ –	$ –	$ (15,492,955)	$ (15,492,955)

Common shares issued for services	363,501,734	364	237,549			237,913

Common shares issued for debt	4,606,609	4	8,187,674			8,187,678

Net loss				(255,902)		(255,902)

Balance at September 30, 2006	368,108,343	368	8,440,223	(255,902)	(15,492,955)	(7,323,266)

Net loss				(98,000)		(98,000)

Balance at September 30, 2007	368,108,343	368	8,425,223	(353,902)	(15,492,955)	(7,421,266)

Contributed capital – expenses paid by shareholder			15,000			15,000

Net loss				(113,000)		(113,000)

Balance at September 30, 2008	368,108,343	368	8,440,223	(466,902)	(15,492,955)	(7,519,266)

Common shares issued for services	26,000,000	26	16,992			17,018

Contributed capital – expenses paid by shareholder			19,567			19,567

Net loss				(136,063)		(136,063)

Balance at September 30, 2009	394,108,343	$ 394	$ 8,476,782	$ (602,965)	$ (15,492,955)	$ (7,618,744)

See notes to consolidated financial statements.

VR Holdings, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

	For the Year Ended September 30,		For the Period from July 25, 2006 to September 30,
	2009	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (136,063)	$ (113,000)	$ (602,965)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	17,018	–	254,931
Expenses paid by shareholder	19,567	15,000	34,567
Changes in operating assets and liabilities:
Accounts payable	1,478	–	1,478
Accrued interest payable	98,000	98,000	311,989
Net cash used by operating activities	–	–	–

NET CHANGE IN CASH	–	–	–

CASH AT BEGINNING OF YEAR	–	–	–

CASH AT END OF YEAR	$ –	$ –	$ –

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for:
Interest	$ –	$ –	$ –
Income taxes	–	–	–

See notes to consolidated financial statements.

VR Holdings, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

VR Holdings, Inc., a Delaware corporation, was incorporated in 1998 to be the parent company of a group of entities owned by MML, Inc. which was in turn controlled by Morton M. Lapides, Sr. and his family.  The companies included in this consolidation were MML, Inc.(“MML”), Transcolor Corp.(“Transcolor”), Valley Rivet Company, Alleco, Inc. and Allegheny Pepsi Cola Bottling Company.  VR Holdings, Inc. itself has never had any operations or employees but acted as a holding company only.

During the period from 2003 to 2006, through an investigation instituted by The Cancer Foundation, Inc., a charitable foundation established by the uncle and the father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling shareholders of Deoghe Corp., our majority shareholder, it was determined by Mr. Lapides and others that certain lenders, through alleged illegal practices, had taken advantage of Mr. Lapides and other shareholders of VR Holdings to gain control of a certain operating subsidiary while Mr. Lapides was undergoing treatment for life threatening pancreatic cancer.  These alleged illegal practices resulted in VR Holdings losing control of various operating subsidiaries and ultimately caused VR Holdings to lose an estimated $1.6 billion associated with these operations.  As a result, it was decided by the shareholders of VR Holdings to reorganize the ownership of the company and to file a lawsuit against the lenders and related parties to recover the damages caused by the lender’s alleged illegal activities.

Also, it was decided by the shareholders of VR Holdings to allow other parties injured by the alleged actions of the lenders to exchange their related claim for losses for shares in VR Holdings and allow VR Holdings to pursue all legal actions necessary to recover these damages.

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Development Stage

The Company re-entered the development stage on July 25, 2006.   From inception to July 24, 2006, the Company had an accumulated deficit of $15,492,955.

Principles of Consolidation

The financial statements include the accounts of VR Holdings, Inc. and its subsidiaries.  Intercompany transactions and balances have been eliminated.

Estimates and Assumptions

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.  Examples include valuation of stock-based compensation.  Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Interests in Litigation

The interests in litigation are being accounted for as gain contingencies. Therefore, no amounts have been recorded for these interests in the financial statements. Any gains will be recorded when realized.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the framework for measuring fair value that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1

Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value.  These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company believes that the fair value of its financial instruments comprising notes payable approximate their carrying amounts.

Income Taxes

An asset and liability approach is used for financial accounting and reporting for income taxes.  Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws.  In addition, a deferred tax asset can be generated by net operating loss carryforwards (“NOLs”).  If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Stock-Based Compensation

We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period.

Earnings (Loss) Per Common Share

Basic net earnings (loss) per common share are computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period.  Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents.  In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method.  The dilutive effect of outstanding convertible securities is reflected in diluted earnings per share by application of the if-converted method.

The Company has no outstanding stock options, warrants, or convertible securities which would be considered dilutive at September 30, 2009 and 2008.

New Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165 Subsequent Events (“SFAS 165” or ASC 855).  SFAS 165 (ASC 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  SFAS 165 (ASC 855) sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009.  We evaluated events occurring between our fiscal year end, September 30, 2009, and April 28, 2010 when the consolidated financial statements were issued.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS 168” or ASC 105-10).  The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  SFAS 168 (ASC 105-10) is effective for interim and annual periods ending after September 15, 2009.  All existing accounting standards are superseded as described in SFAS 168 (ASC 105-10).  All other accounting literature not included in the Codification is non-authoritative.  The Codification did not have a significant impact on our financial statements.

NOTE 2 – GOING CONCERN

At September 30, 2009, we had no assets and a working capital deficit of $7,618,744.  Through September 30, 2009, we have been primarily engaged in preparation and filing of lawsuits.  In the course of our development activities, we have sustained losses and expect such losses to continue through at least 2010.  We expect to finance our operations primarily through future financing, including the sale of stock in the Company.  We will be required to obtain additional capital in the future to continue operations.

Although we were incorporated in 1998, we have no recent operating history, and have no recent revenue to date.  We cannot forecast with any degree of certainty whether any of our proposed litigation services will ever generate revenue or the amount of revenue to be generated.  In addition, we cannot predict the consistency of our operating results.  We are currently involved in litigation more fully described in Note 7.  If we are successful in the litigation, we plan on utilizing the proceeds to be received to fund our operations.  If we are not successful in the litigation, or if we receive only a minimal amount, we will not have sufficient money to fund our proposed operations.  In such event, we will have to raise capital either through equity or debt offerings.

The Company plans to raise additional capital through the sale of its common stock after the Company files a registration statement with the Security and Exchange Commission which is currently being prepared.

There is no assurance that we will be able to obtain such additional capital through equity or debt financing, or any combination thereof, or on satisfactory terms or at all.  Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our ultimate capital needs and to support our growth.  If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.  Further, if we do not obtain additional funding prior to or during the year 2010, we may enter into bankruptcy and possibly cease operations thereafter.

As a result of the above discussed conditions, there exists substantial doubt about our ability to continue as a going concern.  Our financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of liabilities that may be necessary should it be determined that we are unable to continue as a going concern.

NOTE 3 – DEBT

Total debt at September 30, 2009 and 2008 consisted of $6,399,610 of senior notes issued in October 1993 by a predecessor to Transcolor. The notes accrued interest at 9% for the first year, 10% for the second year and 11% thereafter and were due December 31, 1999. Interest is payable quarterly and principal is due at maturity. On June 13, 2003, the United States Bankruptcy Court for the District of Maryland allowed the claim of $7,000,000 against Transcolor and granted a judgment against Mr. Lapides in the amount of $7,000,000 (principal on the notes and accrued interest) in favor of National City Bank of Minneapolis. The accrued interest of $600,390 at June 13, 2003 is included in accrued interest on the balance sheet. The bankruptcy was not completed and the claim against Transcolor remains. The note is past due and has been recorded as a current liability. The post-judgment interest rate set by the court is 1.4% per annum.

NOTE 4 – INCOME TAXES

The components of the income tax provision (benefit) for each of the periods presented below are as follows:

Year ended September 30,
	2009	2008
Current	$ –	$ –
Deferred	–	–
Total	$ –	$ –

The effective income tax expense differed from the computed “expected” federal income tax expense on earnings before income taxes for the following reasons:

	Year Ended September 30,
	2009	2008
Computed federal income tax provision (benefit)	$(46,261)	$(38,420)
Stock-based compensation	5,777	–
Increase in valuation allowance	40,484	38,420
	$ –	$ –

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes.  The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Year Ended September 30,
	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$5,386,000	$5,346,000
Valuation allowance	(5,386,000)	(5,346,000)

Total deferred tax asset	$ –	$ –

At September 30, 2009, we had federal income tax net operating loss (“NOL”) carryforwards of approximately $16 million.  The NOL carryforwards expire from 2010 through 2029.  The value of these carryforwards depends on our ability to generate taxable income.  A change in ownership, as defined by federal income tax regulations, could significantly limit our ability to utilize our net operating loss carryforwards.  Additionally, because federal tax laws limit the time during which the net operating loss carryforwards may be applied against future taxes, if we fail to generate taxable income prior to the expiration dates we may not be able to fully utilize the net operating loss carryforwards to reduce future income taxes.  We have had cumulative losses and there is no assurance of future taxable income, therefore, valuation allowances have been recorded to fully offset the deferred tax asset at September 30, 2009 and 2008.  The valuation allowance increased by approximately $40,000 and $38,000 during 2009 and 2008, respectively, due primarily to net losses during those periods.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

NOTE 5 – EQUITY

On May 19, 2009, the Company issued a total of 26,000,000 shares of common stock valued at $17,018 ($0.0006545 per share) to two attorneys who had performed legal services for the Company. The value of these shares was determined based on the value of shares previously issued by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Cancer Foundation, Inc., a shareholder of the Company, has paid for certain expenses on behalf of the Company.  During the years ended September 30, 2009 and 2008, The Cancer Foundation, Inc. paid $19,567 and $15,000, respectively.  These payments have been recorded as contributed capital for the Company.

NOTE 7 – LITIGATION

The Company, through its subsidiaries, are involved in a lawsuit, The Cancer Foundation, Inc. v. Cerberus Capital Management, LP.  All claims held by Mr. and Mrs. Morton M. Lapides, Sr. have been assigned to VR Holdings.  It is our plan to use the proceeds received by us as a result of the below described litigation to fund our business plan going forward.  If we are unsuccessful in the litigation or do not receive sufficient funds, we will be forced to sell additional equity to raise the capital we need to fund our anticiapted operations.  If we are not successful in raising any needed capital, our business plan will fail.

The Basis of our Litigation

In the late 1980s, it was discovered that Mr. Lapides had pancreatic cancer and the outlook was not good.  In researching possible treatments, Mr. Lapides discovered that John Hopkins Hospital had an experimental program for the treatment of pancreatic cancer.

As a result of his treatment at John Hopkins Hospital, Mr. Lapides decided to donate $75,000,000 to John Hopkins Hospital and $5,000,000 to other research institutions for cancer research.  This gift was to be made by The Cancer Foundation, Inc. which had been a family charity organization.  The source of the funding by The Cancer Foundation was to be an $80,000,000 gift by the companies owned by Mr. Lapides which turned out to be VR Holdings, Inc.  With the destruction of VR Holdings by the actions allegedly taken by various parties as described below, Mr. Lapides no longer had the ability to make this contribution, and the intended contribution became a claim of The Cancer Foundation.  The $80,000,000 claim plus interest of The Cancer Foundation was exchanged for shares of the common stock of VR Holdings, Inc. using the exchange rate of $4.47 of claim value for every share of VR Holdings common stock.

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP

This is a breach of contract case pending in the Circuit Court of Cook County, Illinois.  MML, Transcolor, and Morton M. Lapides, Sr. (together, the “plaintiffs”) allege that Madeleine LLC, a subsidiary of Cerberus Capital Management, LP (“Madeleine”) and Gordon Brothers Capital Corp. (“Gordon Brothers”) (together, the “defendants”) breached a Comprehensive Settlement and Shareholders Agreement, dated April 11, 1997 (the “Shareholders Agreement”) by depriving the plaintiffs of the right to regain control of Winterland Concessions Company (“Winterland”).  The plaintiffs allegedly have suffered substantial damages as a result of the alleged breach of the Shareholders Agreement.  The Cancer Foundation was initially a plaintiff, but later dropped out, because the Court ruled that it had no standing to sue.

The plaintiffs initially filed suit on July 23, 2007 in the United States District Court for the Northern District of Illinois alleging federal-law claims for civil RICO and RICO conspiracy and state-law claims for fraudulent concealment, tortious interference, civil conspiracy, and breach of contract.  On April 4, 2008, the court dismissed the plaintiffs’ federal RICO claims as time barred and then declined to retain supplemental jurisdiction over the plaintiffs’ state-law claims.  The court also dismissed the defendants’ Rule 11 claim.  The plaintiffs filed a notice of appeal of the court’s decision on April 22, 2008.  On March 19, 2009, the U.S. Court of Appeals for the Seventh Circuit affirmed the District Court’s decision.  The Illinois state court action was filed on April 17, 2009.

The defendants have filed a motion to dismiss the state court action on August 3, 2009.  Oral argument was held on January 22, 2010.  At the conclusion of argument, the judge dismissed the complaint on the grounds that the matter had already been judged.  The plaintiffs have filed a motion for reconsideration in which they argue that the judge misapplied the law, that the complaint should be reinstated and the case allowed to proceed.  Oral argument on the motion for reconsideration is scheduled for June 1, 2010.

VR Holdings, Inc.

Consolidated Balance Sheet

(Unaudited)

	March 31	September 30,
	2010	2009
ASSETS
Total assets	$ –	$ –

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$ 59,324	$ 1,478
Accrued interest	1,266,522	1,217,656
Notes payable	6,399,610	6,399,610
Total current liabilities	7,725,456	7,618,744

Shareholders’ deficit:
Common stock, $0.000001 par value; 550,000,000 shares authorized, 394,108,343 shares issued and outstanding	394	394
Additional paid-in capital	8,544,782	8,476,782
Accumulated deficit	(15,492,955)	(15,492,955)
Deficit accumulated during development stage	(777,677)	(602,965)
Total shareholders’ deficit	(7,725,456)	(7,618,744)

Total liabilities and shareholders’ deficit	$ –	$ –

See notes to consolidated financial statements.

VR Holdings, Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Six Month Ended March 31,		For the Period from July 25, 2006 to March 31,
	2010	2009	2010

Revenue	$ –	$ –	$ –

Expenses - General and administrative	125,846	9,697	416,822

Loss from operations	(125,846)	(9,697)	(416,822)

Other expense – interest expense	(48,866)	(48,866)	(360,855)

Net loss	$ (174,712)	$ (58,563)	$ (777,677)

Net loss per common share – basic and diluted	$ (0.00)	$ (0.00)

Weighted average number of common shares – basic and diluted	394,108,343	368,108,343

See notes to consolidated financial statements.

VR Holdings, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended March 31,		For the Period from July 25, 2006 to March 31,
	2010	2009	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (174,712)	$ (58,563)	$ (777,677)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	–	–	254,931
Expenses paid by shareholder	70,000	9,697	104,567
Changes in operating assets and liabilities:
Accounts payable	55,846	–	57,324
Accrued interest payable	48,866	48,866	360,855
Net cash used by operating activities	–	–	–

NET CHANGE IN CASH	–	–	–

CASH AT BEGINNING OF YEAR	–	–	–

CASH AT END OF YEAR	$ –	$ –	$ –

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for:
Interest	$ –	$ –	$ –
Income taxes	–	–	–

See notes to consolidated financial statements.

VR Holdings, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements.  Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with the Company’s most recent audited consolidated financial statements and notes thereto included elsewhere herein. Operating results for the six months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending September 30, 2010.

Development Stage

The Company re-entered the development stage on July 25, 2006.

Estimates and Assumptions

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.  Examples include valuation of stock-based compensation.  Actual results and outcomes may differ from management’s estimates and assumptions.

NOTE 2 – GOING CONCERN

At March 31, 2010, we had no assets and a working capital deficit of $7,723,456.  Through March 31, 2010, we have been primarily engaged in preparation and filing of lawsuits.  In the course of our development activities, we have sustained losses and expect such losses to continue through at least 2010.  We expect to finance our operations primarily through future financing, including the sale of stock in the Company.  We will be required to obtain additional capital in the future to continue operations.

Although we were incorporated in 1998, we have no recent operating history, and have no recent revenue to date.  We cannot forecast with any degree of certainty whether any of our proposed litigation services will ever generate revenue or the amount of revenue to be generated.  In addition, we cannot predict the consistency of our operating results.  We are currently involved in two lawsuits.  If we are successful in the litigation, we plan on utilizing the proceeds to be received to fund our operations.  If we are not successful in the litigation, or if we receive only a minimal amount, we will not have sufficient money to fund our proposed operations.  In such event, we will have to raise capital either through equity or debt offerings.

The Company plans to raise additional capital through the sale of its common stock after the Company files a registration statement with the Security and Exchange Commission which is currently being prepared.

There is no assurance that we will be able to obtain such additional capital through equity or debt financing, or any combination thereof, or on satisfactory terms or at all.  Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our ultimate capital needs and to support our growth.  If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.  Further, if we do not obtain additional funding during the year 2010, we may enter into bankruptcy and possibly cease operations thereafter.

As a result of the above discussed conditions, there exists substantial doubt about our ability to continue as a going concern.  Our financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of liabilities that may be necessary should it be determined that we are unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Cancer Foundation, Inc., a shareholder of the Company, has paid for certain expenses on behalf of the Company.  During the six months ended March 31, 2010 and 2009, The Cancer Foundation, Inc. paid $68,000 and $9,697, respectively.  These payments have been recorded as contributed capital for the Company.

VR HOLDINGS, INC.

31,664,346 Shares of

Common Stock

________________________

PROSPECTUS

________________________

_______, 2010

Until _______, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.

Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the costs and expenses payable by VR Holdings in connection with the offering described in this registration statement.  All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission registration fee	$ 225
Accounting fees and expenses	25,000
Legal fees and expenses	63,775
Exchange offering expenses	10,000
Printing	1,000
Miscellaneous	1,000
Total	$100,000

Item 14.

Indemnification of Officers and Directors.

Our bylaws provide to the fullest extent permitted by Delaware law, that our directors or officers shall not be personally liable to VR Holdings or our stockholders for damages for breach of such director’s or officer’s fiduciary duty.  The effect of this provision of our bylaws is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of VR Holdings) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute.  We believe that the indemnification provisions in our bylaws are necessary to attract and retain qualified persons as directors and officers.

The Delaware corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of VR Holdings pursuant to the foregoing provisions, or otherwise, VR Holdings has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by VR Holdings of expenses incurred or paid by a director, officer or controlling person of VR Holdings in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, VR Holdings will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.

Recent Sales of Unregistered Securities.

During the last four years, we have issued 394,108,343 shares of our common stock, as follows:

•

On July 25, 2006, we issued 314,681,091 shares Deoghe Corp. in connection with the reorganization of VR Holdings, and in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 27,820,643 shares to The Cancer Foundation, Inc. in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 1,632,196 shares to Mr. and Mrs. Morton M Lapides Sr. in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 2,974,413 shares to Pamela W Lapides in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 10,000,000 shares to John E. Baker for services rendered and in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 10,000,000 shares to Barry L. Dahne for services rendered and in settlement of all claims against VR Holdings.

•

On July 25, 2006, we issued 1,000,000 to The Wall Street Group for services rendered and in settlement of all claims against VR Holdings.

•

On May 29, 2009, we issued 1,000,000 to Maurice A Sone for legal services rendered and in settlement of all claims against VR Holdings.

•

On May 29, 2009, we issued 25,000,000 shares to John Foster Woods for legal services rendered and in settlement of all claims against VR Holdings.

We did not receive any funds in connection with the issuance of the above-described shares.

All shares bear a legend restricting their disposition.

The shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act.  Each investor took his securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act.  In addition, there was no general solicitation or advertising for the purchase of our shares.  Our securities were sold only to an accredited investor, as defined in the Securities Act with whom we had a direct personal preexisting relationship, and after a thorough discussion.  Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

Each purchaser was provided with access to our filings with the SEC, including the following:

•

Our annual report to stockholders for the most recent fiscal year, the definitive proxy statement filed in connection with that annual report, and, if requested by the purchaser in writing, a copy of our most recent Form 10-K under the Exchange Act.

•

The information contained in an annual report on Form 10-K under the Exchange Act.

•

The information contained in any reports or documents required to be filed by VR Holdings under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.

•

A brief description of the securities being offered, the use of the proceeds from the offering, and any material changes in VR Holdings’ affairs that are not disclosed in the documents furnished.

Item 16.

Exhibits and Financial Schedules.

Exhibit No.	Identification of Exhibit
3.1*	Certificate of Incorporation of VR Holdings, Inc. filed with the Secretary of State of Delaware on November 2, 1998.
3.2*	Certificate of Amendment of Certificate of Incorporation of VR Holdings, Inc. filed with the Secretary of State of Delaware on June 2, 2008.
3.3*	Original Bylaws of VR Holdings, Inc.
3.4*	Amended and Restated Certificate of Incorporation of VR Holdings, Inc. adopted May 14, 2010.
3.5*	Amended and Restated Bylaws of VR Holdings, Inc. adopted May 14, 2010.
5.0*	Opinion of Counsel.
10.1**	Charter of the Audit Committee of VR Holdings, Inc.
10.2**	Code of Business Conduct of VR Holdings, Inc.
10.3**	Code of Ethics for Senior Executive Officers and Senior Financial Officers of VR Holdings, Inc.
10.4**	Charter of the Compensation Committee of VR Holdings, Inc.
10.5**	Corporate Governance Principles of the Board of Directors of VR Holdings, Inc.
10.6**	Charter of the Executive Committee of the Board of Directors of VR Holdings, Inc.
10.7**	Charter of the Finance Committee of VR Holdings, Inc.
10.8**	Charter of the Governance and Nominating Committee of VR Holdings, Inc.
10.9**	Executive Summary Memorandum.
10.10*	Assignment of Claims
11.0***	Statement Regarding Computation of Per Share Earnings.
21.0*	Subsidiaries of the registrant.
23.1*	Consent of Counsel.
23.2*	Consent of Independent Certified Public Accountants.

____________

*

Filed herewith.

**

Perviously filed.

***

Incorporated by reference from the material contained in the registration statement.

Item 17.

Undertakings.

(a)

The undersigned Registrant hereby undertakes to:

(1)

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

Include any additional or changed material information on the plan of distribution.

(2)

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)

Each prospectus filed pursuant to Rule 424(b) of Regulation C as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A of Regulation C, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

As required under the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chester, Maryland, on July 20, 2010.

VR HOLDINGS, INC.

By  /s/ John E. Baker

John E. Baker, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

As required under the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE
/s/ John E. Baker John E. Baker	Chief Executive Officer, President, Chief Financial Officer, Principal Accounting Officer and Director	July 20, 2010

/s/ Lamar Neville Lamar Neville	Secretary, Treasurer, and Director	July 20 , 2010

/s/ Harry J. Conn Harry J. Conn	Director	July 20, 2010